UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]                  No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: February 8, 2010	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

The financial information relating to Open Joint Stock Company “Vimpel-Communications” in Exhibit 99.1 was provided to VimpelCom Ltd. for inclusion in the Registration Statement on Form F-4 and related preliminary prospectus filed by VimpelCom Ltd. on February 8, 2010.

Exhibit List

99.1	Financial information and unaudited condensed consolidated financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008.

Exhibit 99.1

Selected Historical Consolidated Financial Data of OJSC VimpelCom

The following selected financial data present the historical consolidated financial information of Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) (i) as of December 31, 2004, 2005, 2006, 2007 and 2008, and for the years then ended, which are derived from OJSC VimpelCom’s audited consolidated financial statements as of December 31, 2007 and 2008 and for the years ended December 31, 2006, 2007 and 2008 (the “OJSC VimpelCom Financial Statements”) and their related notes and other OJSC VimpelCom audited consolidated financial statements and related notes and (ii) as of September 30, 2009, and for the nine-month periods ended September 30, 2008 and 2009, which are derived from OJSC VimpelCom’s unaudited condensed consolidated interim financial statements as of September 30, 2009 and for the years ended September 30, 2008 and 2009 (the “OJSC VimpelCom Interim Financial Statements”) and their related notes. The selected financial data set forth below should be read in conjunction with the OJSC VimpelCom Financial Statements and their related notes, the OJSC VimpelCom Interim Financial Statements and their related notes, the information in Item 5 (Operating and Financial Review and Prospects) on Exhibit 99.1 to the OJSC VimpelCom Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on December 7, 2009, and the information included below under “– Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Operating revenues:
Service revenues	2,070.7	3,175.2	4,847.7	7,161.8	9,999.9	7,510.3	6,298.5
Sales of equipment and accessories	38.7	30.5	19.3	6.5	107.9	43.5	87.0
Other revenues	3.6	5.4	2.9	6.5	17.2	13.3	14.7

Total operating revenues	2,113.0	3,211.1	4,869.9	7,174.9	10,125.0	7,567.1	6,400.2
Revenue based taxes	—	—	(1.9)	(3.8)	(8.1)	(5.5)	(5.9)
Net operating revenues	2,113.0	3,211.1	4,868.0	7,171.1	10,116.9	7,561.6	6,394.3

Operating expenses:
Service costs	327.4	514.1	872.4	1,309.3	2,262.6	1,683.7	1,371.0
Cost of equipment and accessories	30.6	28.3	18.3	5.8	101.3	42.0	85.6
Selling, general and administrative expenses	720.1	1,085.8	1,503.6	2,206.3	2,838.5	2,051.3	1,710.2
Depreciation	281.1	451.2	874.6	1,171.8	1,520.2	1,141.5	1,000.2
Amortization	64.1	142.1	179.8	218.7	361.0	266.5	213.9
Impairment loss	7.4	—	—	—	442.7	—	—
Provision for doubtful accounts	8.2	11.6	21.8	52.9	54.7	48.7	42.9

Total operating expenses	1,438.8	2,233.1	3,470.7	4,964.9	7,581.0	5,233.7	4,423.8

Operating income	674.2	978.0	1,397.3	2,206.2	2,536.0	2,327.9	1,970.5

Other income and expenses:
Interest income	5.7	8.7	15.5	33.0	71.6	57.4	41.3
Net foreign exchange (loss) gain	3.6	7.0	24.6	73.0	(1,142.3)	(130.3)	(397.2)
Interest expense	(85.7)	(147.4)	(186.4)	(194.8)	(495.6)	(342.0)	(434.8)
Other (expenses) income, net	(12.2)	(5.9)	(38.8)	3.2	(17.4)	(18.2)	(8.1)
Equity in net loss of associates	—	—	—	(0.2)	(61.0)	2.6	(25.8)

Total other income and expenses	(88.5)	(137.6)	(185.2)	(85.8)	(1,644.7)	(430.5)	(824.6)

	Years Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
	(US$ in millions, except per share and per ADS amounts)
Income before income taxes and cumulative effect of change in accounting principle	585.6	840.4	1,212.1	2,120.4	891.2	1,897.4	1,145.9
Income tax expense	155.0	221.9	390.7	593.9	303.9	512.8	309.6

Income before cumulative effect of change in accounting principle	430.6	618.5	821.4	1,526.5	587.3	1,384.6	836.3
Cumulative effect of change in accounting principle	—	—	(1.8)	—	—	—	—

Net income	430.6	618.5	819.6	1,526.5	587.3	1,384.6	836.3

Net income (loss) attributable to the noncontrolling interest	80.2	3.4	8.1	63.7	63.0	44.5	(2.1)
Net income attributable to OJSC VimpelCom	350.4	615.1	811.5	1,426.7	524.3	1,340.1	838.4

Weighted average common shares outstanding (millions)	41.2	51.1	50.9	50.8	50.7	50.7	50.6
Net income attributable to OJSC VimpelCom per common share	8.50	12.05	15.94	28.78	10.34	26.42	16.56
Net income attributable to OJSC VimpelCom per ADS equivalent (1)	0.43	0.60	0.80	1.44	0.52	1.32	0.83
Weighted average diluted shares (millions)	41.3	51.1	50.9	50.8	50.7	50.7	52.5
Diluted net income attributable to OJSC VimpelCom per common share (2)	8.49	12.04	15.93	28.78	10.34	26.42	15.96
Diluted net income attributable to OJSC VimpelCom per ADS equivalent (2)	0.42	0.60	0.79	1.44	0.52	1.32	0.80
Dividends per share	—	—	—	6.47	11.46	11.46	—
Dividends per ADS equivalent	—	—	—	0.32	0.57	0.57	—

(1)

Each OJSC VimpelCom American Depositary Share (“ADS”) is equivalent to one-twentieth of one share of OJSC VimpelCom common stock. On November 22, 2004, OJSC VimpelCom changed the ratio of its ADSs traded on the New York Stock Exchange (“NYSE”) from four OJSC VimpelCom ADSs for three OJSC VimpelCom common shares to four OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on November 19, 2004 received two additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. On August 8, 2007, OJSC VimpelCom changed the ratio of its ADSs traded on the NYSE from four OJSC VimpelCom ADSs for one OJSC VimpelCom common share to twenty OJSC VimpelCom ADSs for one OJSC VimpelCom common share. OJSC VimpelCom ADS holders of record as at the close of business on August 17, 2007 received four additional OJSC VimpelCom ADSs for every OJSC VimpelCom ADS held. All share information presented herein reflects the changes in the ratio. There were no changes to the underlying OJSC VimpelCom common shares.

(2)

Diluted income before cumulative effect of change in accounting principle and diluted net income per OJSC VimpelCom common share and per OJSC VimpelCom ADS equivalent includes dilution for employee stock options for the periods indicated.

	As of December 31,					As of September 30, 2009
	2004	2005	2006	2007	2008
	(US$ in millions)
Consolidated balance sheet data:
Cash and cash equivalents	305.9	363.6	344.5	1,003.7	914.7	2,522.3
Working capital (deficit) (1)	(127.9)	(457.9)	(487.4)	(272.8)	(1,407.8)	(451.0)
Property and equipment, net	2,314.4	3,211.1	4,615.7	5,497.8	6,425.9	5,596.4
Telecommunications licenses and allocations of frequencies, goodwill and other intangible assets, net	1,338.3	1,500.8	1,957.9	2,217.5	5,124.6	4,612.1
Total assets	4,780.2	6,307.0	8,436.5	10,568.9	15,725.2	15,570.0
Total debt, including current portion (2)	1,581.1	1,998.2	2,489.4	2,766.6	8,442.9	8,068.8
Total liabilities	2,620.7	3,377.9	4,235.8	4,868.7	11,115.3	10,495.0
Total equity	2,159.5	2,929.2	4,200.8	5,700.2	4,609.8	5,074.5

(1)	Working capital is calculated as current assets less current liabilities.
(2)

Includes bank loans, Russian rouble-denominated bonds, equipment financing and capital lease obligations for all periods presented. Subsequent to December 31, 2008, there have been a number of additional changes in certain of OJSC VimpelCom’s outstanding indebtedness. For information regarding these changes, see below, “– Liquidity and Capital Resources – Financing Activities.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with (i) the OJSC VimpelCom Interim Financial Statements and the related notes included elsewhere in this Report of Foreign Private Issuer on Form 6-K, (ii) the information presented in Item 5 (Operating and Financial Review and Prospects) included in Exhibit 99.1 to OJSC VimpelCom’s Report on Form 6-K, furnished to the SEC on December 7, 2009, and (iii) the information presented in Item 11 (Quantitative and Qualitative Disclosures About Market Risk) in OJSC VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “OJSC VimpelCom 2008 Annual Report”). This discussion contains forward-looking statements that involve risks and uncertainties. OJSC VimpelCom’s actual results could differ materially from those anticipated in the forward-looking statements as a result of numerous factors, including the risks discussed in Item 3 (Key Information – D. Risk Factors) in the OJSC VimpelCom 2008 Annual Report.

Overview

OJSC VimpelCom is a telecommunications operator, providing voice and data services through a range of mobile, fixed and broadband technologies. The OJSC VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan, Georgia and Cambodia. OJSC VimpelCom also owns 40.0% of an operator in Vietnam. The operations of these companies cover a territory with a total population of approximately 340.0 million.

OJSC VimpelCom’s net operating revenues were US$7,561.6 million for the nine months ended September 30, 2008, compared to US$6,394.3 million for the nine months ended September 30, 2009. OJSC VimpelCom’s operating income was US$2,327.9 million for the nine months ended September 30, 2008, compared to US$1,970.5 million for the nine months ended September 30, 2009. Net income attributable to OJSC VimpelCom was US$1,340.1 million for the nine months ended September 30, 2008, compared to US$838.4 million for the nine months ended September 30, 2009.

OJSC VimpelCom’s selected financial data, unaudited condensed consolidated financial statements for the nine-month periods ended September 30, 2008 and 2009 and related notes included elsewhere in this Report of Foreign Private Issuer on Form 6-K and the following discussion and analysis reflect the contribution of the operators OJSC VimpelCom acquired or formed from their respective dates of acquisition or launch of operations, and, as a result, include operating results for its consolidated subsidiaries Golden Telecom, Inc. since March 1, 2008 and Sotelco Limited, OJSC VimpelCom’s subsidiary in Cambodia, since August 1, 2008, as well as other income and expenses for its equity-method associate in Vietnam, GTEL-Mobile Joint Stock Company, since July 8, 2008 and its equity-method associate Morefront Holdings Ltd., which owns 100% of Euroset, since November 1, 2008.

OJSC VimpelCom changed its reporting currency from the U.S. dollar to the Russian rouble effective as of January 1, 2009. OJSC VimpelCom presented certain financial information for the first three quarters of 2009 in Russian roubles. In connection with the announcement of plans by OJSC VimpelCom’s two strategic shareholders to combine their holdings in OJSC VimpelCom and Closed Joint Stock Company “Kyivstar G.S.M.” under a new company and in connection with regulatory filings relating to that transaction, OJSC VimpelCom has decided to use the U.S. dollar as its reporting currency. The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in the Republic of Kazakhstan, the Ukrainian hryvnia in Ukraine, the Armenian dram in the Republic of Armenia, the Georgian lari in Georgia and the U.S. dollar in Tajikistan and Uzbekistan. Due to the significant devaluation of the non-U.S. dollar functional currencies against the U.S. dollar in the first nine months of 2009 as compared to the first nine months of 2008, changes in OJSC VimpelCom’s consolidated operating results in functional currencies differed from changes in OJSC VimpelCom’s operating results in reporting currencies during these periods. In the following discussion and analysis, OJSC VimpelCom has indicated its operating results in functional currencies and the devaluation of functional currencies where it is material to explaining its operating results. For more information about exchange rates relating to OJSC VimpelCom’s functional currencies, see “– Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations – Foreign Currency Translation” below.

Reportable Segments

OJSC VimpelCom presents its reportable segments based on the nature of business operations, different economic environments and stages of development in different strategic areas, requiring different investment and marketing strategies. OJSC VimpelCom analyzes five reporting segments: Russia mobile, Russia fixed, CIS mobile, CIS fixed and Other business segments. Russia mobile includes the operating results of all mobile operations in Russia. Russia fixed includes wireline telecommunication services, broadband and consumer Internet in Russia. CIS mobile includes the operating results of all mobile operations in Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. CIS fixed includes fixed line operations and residential Internet in Kazakhstan, Ukraine, Armenia and Uzbekistan. Activities of the Other reportable segment include business operations that are not yet significant enough to reflect as separate reporting segments, including OJSC VimpelCom’s mobile operations in Cambodia and mobile digital television services in Moscow, and equity interests in operations of associates, including GTEL-Mobile and Morefront Holdings Ltd. For more information on OJSC VimpelCom’s reportable segments, please see Note 9 in the notes related to the OJSC VimpelCom Interim Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

The following table shows the percentage of OJSC VimpelCom’s net operating revenue represented by the net operating revenue from external customers (excluding intersegment revenues) for each reportable segment for the periods indicated:

	Nine Months Ended September 30,
	2008		2009
	(in %)
Russia mobile	73.2		69.9
Russia fixed	12.1	[1]	15.1
CIS mobile	12.5		12.8
CIS fixed	2.2		2.1
Other	0.0		0.1
Total	100.0		100.0

[1]	Includes results of Golden Telecom’s fixed line business from March 2008. Prior to such acquisition, OJSC VimpelCom did not have any material fixed line business in Russia.

Recent Developments

In October 2009, OJSC VimpelCom completed the partial repurchase of an aggregate principal amount of US$115.2 million of its US$300.0 million 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS (Luxembourg) S.A. for the sole purpose of funding a loan totaling US$300.0 million to OJSC

VimpelCom (the “2011 Notes”) and an aggregate principal amount of US$199.4 million of its US$1,000.0 million 8.375% Loan Participation Notes due 2013 issued by, but with limited recourse to, VIP Finance Ireland Limited for the sole purpose of funding a loan totaling US$1,000.0 million to OJSC VimpelCom (the “2013 Notes”). The 2013 Notes were purchased with a premium of 4.75% over the notes’ nominal value on October 14, 2009. The 2011 Notes were purchased with a premium of 6.625% over the notes’ nominal value on October 22, 2009. The payments for all purchased notes also included accrued interest.

On November 30, 2009, KaR-Tel LLP made early repayments of debt in an aggregate principal amount of US$159.2 million and related interest in the amount of US$2.0 million. These amounts included all amounts owed under KaR-Tel’s loan from the European Bank for Reconstruction and Development, and Bayerische Hypo- und Vereinsbank AG and KaR-Tel’s loan from Citibank International, dated June 19, 2007. Because KaR-Tel intended to prepay this debt as of September 30, 2009, this debt was included in short-term debt in the OJSC VimpelCom Interim Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

The partial repurchase of the 2011 Notes and the 2013 Notes and prepayments of the KaR-Tel loans are part of OJSC VimpelCom’s efforts to reduce its overall indebtedness as well as to reduce the U.S. dollar portion of its debt profile. As of September 30, 2009, the aggregate principal on OJSC VimpelCom’s total outstanding indebtedness was approximately US$8,068.8 million compared to US$8,442.9 million as of December 31, 2008. As of September 30, 2009, 66.0% of OJSC VimpelCom’s overall indebtedness was denominated in U.S. dollars compared to 75.0% as of December 31, 2008.

On December 11, 2009, OJSC VimpelCom made a drawdown in the amount of US$40.9 million under the second tranche of the loan agreement dated March 24, 2009, with Bayerische Hypo-und Vereinsbank (as amended on May 22, 2009). On December 15, 2009, the agreement was further amended to extend the availability period of the second tranche until June 1, 2010. For more information on this loan agreement, see “– Liquidity and Capital Resources – Financing Activities.”

On December 17, 2009, the extraordinary general meeting of shareholders of OJSC VimpelCom approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009, in the amount of RUB 190.13 per OJSC VimpelCom common share (or approximately US$0.31 per OJSC VimpelCom ADS at the exchange rate as of December 17, 2009), amounting to a total of approximately RUB 9,750.0 million (or approximately US$322.9 million at the exchange rate as of December 17, 2009).

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of OJSC VimpelCom, determined the interest rate on its Russian rouble-denominated bonds issued on July 25, 2008, in an aggregate principal amount of RUB 10,000.0 million (or approximately US$427.7 million at the exchange rate as of July 25, 2008) for the fourth and subsequent payment periods at 9.25% per annum in accordance with the terms of the bonds. Bond holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010, in accordance with the original terms of the bonds. VimpelCom-Invest repurchased an aggregate principal amount of RUB 6,059.0 million (or approximately US$202.8 million at the exchange rate as of February 4, 2010) from bond holders who exercised their right to sell the bonds. As of February 5, 2010, VimpelCom-Invest sold on the market repurchased bonds in an aggregate principal amount of RUB 1,130.0 million (or approximately US$37.8 million at the exchange rate as of February 4, 2010).

Revenue Trends

The mobile markets in Russia and Ukraine have reached mobile penetration rates exceeding 100% in each market. The mobile market in Kazakhstan has reached a penetration rate approaching 100%. As a result, OJSC VimpelCom will continue to focus less on subscriber market share growth and more on revenue market share growth in each of these markets. The key components of OJSC VimpelCom’s growth strategy in these markets will be to increase its share of the high value subscriber market and to improve subscriber loyalty. As a consequence, OJSC VimpelCom’s management expects revenue growth in these markets to come primarily from an increase in usage of voice and data traffic among its subscribers.

The remaining mobile markets in which OJSC VimpelCom operates, particularly Uzbekistan, Tajikistan, Georgia and Cambodia, are still in a phase of rapid subscriber growth with penetration rates substantially lower than Russia, Ukraine and Kazakhstan. In these markets, OJSC VimpelCom’s management expects revenue growth to come primarily from subscriber growth in the short term and increasing usage of voice and data traffic in the longer term.

OJSC VimpelCom’s management expects revenue growth in its fixed line business in both Russia and the CIS to come primarily from broadband and business and corporate services.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as mobile and broadband subscriber data, average revenue per mobile subscriber (“ARPU”), monthly average minutes of use per mobile subscriber (“MOU”), and churn rates of OJSC VimpelCom’s mobile subscribers that are not included in its financial statements but are included in this Report of Foreign Private Issuer on Form 6-K. OJSC VimpelCom provides this operating data because it is regularly reviewed by management and management believes it is useful in evaluating OJSC VimpelCom’s performance from period to period as set out below. As the Russia and CIS mobile segments comprise such a large portion of OJSC VimpelCom’s consolidated net operating revenues and as broadband growth is an important aspect of OJSC VimpelCom’s growth strategy, OJSC VimpelCom’s management believes that presenting such information about mobile and broadband subscriber data and mobile ARPU and mobile MOU is useful in assessing the usage and acceptance of its mobile and broadband products and services, and that presenting its mobile churn rate is useful in assessing its ability to retain mobile subscribers.

Mobile Subscriber Data

OJSC VimpelCom offers both contract and prepaid services to its mobile subscribers. As of September 30, 2009, the number of mobile subscribers reached 65.4 million. Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date, except in Cambodia, where mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the one month prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing Short Messaging Services (“SMS”), Multimedia Messaging Service (“MMS”), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by OJSC VimpelCom or abandoned calls. OJSC VimpelCom’s total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

The following table indicates OJSC VimpelCom’s mobile subscriber figures, as well as its prepaid mobile subscribers as a percentage of its total mobile subscriber base, for the periods indicated:

	As of September 30,
	2008	2009	% change
	(in millions, except %)
Russia	45.1	51.0	13.2
Kazakhstan	5.6	6.8	21.7
Ukraine	2.4	2.2	(8.5)
Tajikistan	0.5	0.7	34.0
Uzbekistan	3.1	3.7	16.0
Armenia	0.8	0.5	(36.0)
Georgia	0.2	0.3	80.4
Cambodia	—	0.1	n/a
Total number of subscribers	57.7	65.4	13.2
Percentage of prepaid subscribers	95.9%	96.1%	n/a

Russia. As of September 30, 2009, OJSC VimpelCom had approximately 51.0 million mobile subscribers in Russia, representing an increase of 13.2% over approximately 45.1 million mobile subscribers as of September 30, 2008. Most of OJSC VimpelCom’s subscriber growth in Russia came from the regions outside the Moscow license area, where its subscriber base increased to 40.2 million as of September 30, 2009, from 36.2 million as of September 30, 2008. At the same time, OJSC VimpelCom’s Moscow subscriber base grew from 8.9 million as of September 30, 2008, to 10.8 million as of September 30, 2009.

Kazakhstan. As of September 30, 2009, OJSC VimpelCom had approximately 6.8 million mobile subscribers in Kazakhstan, representing an increase of 21.7% over approximately 5.6 million mobile subscribers as of September 30, 2008. The increase in OJSC VimpelCom’s subscriber base in Kazakhstan was primarily due to the continuing expansion of mobile network coverage in the country and focus on new sales.

Ukraine. As of September 30, 2009, OJSC VimpelCom had approximately 2.2 million mobile subscribers in Ukraine, representing a decrease of 8.5% over approximately 2.4 million mobile subscribers as of September 30, 2008. The decrease in its subscriber base in Ukraine was primarily due to the effect of adverse economic conditions and increased competition.

Tajikistan. As of September 30, 2009, OJSC VimpelCom had approximately 0.7 million mobile subscribers in Tajikistan, representing an increase of 34.0% over approximately 0.5 million mobile subscribers as of September 30, 2008. The increase in its subscriber base in Tajikistan was primarily due to the expansion of its mobile network coverage and attractive tariff offers at competitive prices.

Uzbekistan. As of September 30, 2009, OJSC VimpelCom had approximately 3.7 million mobile subscribers in Uzbekistan, representing an increase of 16.0% over approximately 3.1 million mobile subscribers as of September 30, 2008. The increase in its subscriber base in Uzbekistan was primarily due to its network development and active sales strategy. OJSC VimpelCom focuses its efforts on network roll-out and active marketing to rapidly grow its mobile subscriber base in Uzbekistan.

Armenia. As of September 30, 2009, OJSC VimpelCom had approximately 0.5 million mobile subscribers in Armenia, representing a decrease of 36.0% over approximately 0.8 million mobile subscribers as of September 30, 2008. The decrease in its subscriber base in Armenia was mostly due to churn of low quality subscribers.

Georgia. OJSC VimpelCom launched commercial operations in Georgia in March 2007 and as of September 30, 2009, it had approximately 0.3 million mobile subscribers in Georgia, representing an increase of 80.4% over the approximately 0.2 million mobile subscribers as of September 30, 2008. OJSC VimpelCom is continuing to build its network and develop its sales and distributions channels in Georgia.

Cambodia. OJSC VimpelCom launched commercial operations in Cambodia in May 2009 and as of September 30, 2009, it had approximately 0.095 million mobile subscribers. OJSC VimpelCom is continuing to deploy its network and develop its sales and distributions channels in Cambodia.

Mobile MOU

MOU measures the monthly average minutes of use per mobile subscriber. OJSC VimpelCom calculates MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following table shows MOU for OJSC VimpelCom’s mobile subscribers for the periods indicated:

	Nine Months Ended September 30,
	2008	2009	% change
Russia	216.0	209.4	(3.1)
Kazakhstan	105.8	90.1	(14.8)
Ukraine	234.0	211.3	(9.7)
Tajikistan	237.0	172.6	(27.2)
Uzbekistan	287.5	290.4	1.0
Armenia	152.8	227.0	48.6
Georgia	93.6	124.8	33.3

Russia. In the first nine months of 2009, OJSC VimpelCom’s MOU in Russia decreased by 3.1% to 209.4 from 216.0 in the first nine months of 2008, primarily due to adverse economic conditions that resulted in lower consumer spending and lower usage of newly connected subscribers.

Kazakhstan. In the first nine months of 2009, OJSC VimpelCom’s MOU in Kazakhstan decreased by 14.8% to 90.1 from 105.8 in the first nine months of 2008, primarily due to adverse economic conditions that resulted in lower consumer spending.

Ukraine. In the first nine months of 2009, OJSC VimpelCom’s MOU in Ukraine decreased by 9.7% to 211.3 from 234.0 in the first nine months of 2008, primarily due to adverse economic conditions and the termination of its unlimited, or zero on-net, tariff plans in Ukraine.

Tajikistan. In the first nine months of 2009, OJSC VimpelCom’s MOU in Tajikistan decreased by 27.2% to 172.6 from 237.0 in the first nine months of 2008, primarily due to adverse economic conditions that resulted in lower consumer spending on mobile services.

Uzbekistan. In the first nine months of 2009, OJSC VimpelCom’s MOU in Uzbekistan increased by 1.0% to 290.4 from 287.5 in the first nine months of 2008, primarily due to the launch of tariff plans designed to increase usage.

Armenia. In the first nine months of 2009, OJSC VimpelCom’s MOU in Armenia increased by 48.6% to 227.0 from 152.8 in the first nine months of 2008, primarily due to its launch of tariff plans designed to increase usage and an increase in the proportion of higher usage subscribers relative to low usage subscribers in its subscriber base.

Georgia. In the first nine months of 2009, OJSC VimpelCom’s MOU in Georgia increased by 33.3% to 124.8 from 93.6 in the first nine months of 2008, primarily due to the continuing expansion of mobile network coverage and the improvement of its network quality in Georgia.

Mobile ARPU

ARPU measures the monthly average revenue per user. OJSC VimpelCom calculates ARPU by dividing its mobile service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of its mobile subscribers during the period and dividing by the number of months in that period.

The following table shows OJSC VimpelCom’s ARPU for the periods indicated:

	Nine Months Ended September 30,
	2008	2009	% change
	(US$)
Russia	14.4	9.9	(31.3)
Kazakhstan	12.0	8.0	(33.3)
Ukraine	7.9	5.0	(36.7)
Tajikistan	9.4	7.0	(25.5)
Uzbekistan	6.3	4.8	(23.8)
Armenia	14.9	13.8	(7.4)
Georgia	8.7	8.8	1.1

Russia. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Russia decreased by 31.3% to US$9.9 from US$14.4 in the first nine months of 2008, primarily due to the devaluation of the functional currency in Russia, as well as a decrease in MOU and implementation of lower rate tariff plans. In functional currency terms, ARPU in Russia decreased by 7.4% in the first nine months of 2009 compared to the first nine months of 2008.

Kazakhstan. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Kazakhstan decreased by 33.3% to US$8.0 from US$12.0 in the first nine months of 2008, primarily due to the devaluation of the functional currency in Kazakhstan. In functional currency terms, ARPU in Kazakhstan decreased by 18.4% in the first nine months of 2009 compared to the first nine months of 2008, primarily due to a decrease in MOU and lower consumer spending.

Ukraine. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Ukraine decreased by 36.7% to US$5.0 from US$7.9 in the first nine months of 2008, primarily due to the devaluation of the functional currency in Ukraine. In functional currency terms, ARPU in Ukraine decreased by 0.3% in the first nine months of 2009 compared to the first nine months of 2008. The lower ARPU decrease as compared to the MOU decrease is primarily due to the termination of unlimited, or zero on-net, tariff plans.

Tajikistan. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Tajikistan decreased by 25.5% to US$7.0 from US$9.4 in the first nine months of 2008, primarily due to lower MOU.

Uzbekistan. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Uzbekistan decreased by 23.8% to US$4.8 from US$6.3 in the first nine months of 2008, primarily due to increased price competition and its launch of new lower price tariffs designed to increase usage.

Armenia. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Armenia decreased by 7.4 % to US$13.8 from US$14.9 in the first nine months of 2008 primarily due to the devaluation of the functional currency in Armenia. In functional currency terms, ARPU in Armenia increased by 7.5% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to increased MOU partially offset by lower prices per minute from new tariff plans designed to increase usage.

Georgia. In the first nine months of 2009, OJSC VimpelCom’s ARPU in Georgia increased by 1.1% to US$8.8 from US$8.7 in the first nine months of 2008, primarily due to increased MOU driven by the expansion of its mobile network coverage and new tariff offers, offset by lower prices per minute and devaluation of the functional currency in Georgia. In functional currency terms, ARPU in Georgia increased by 16.7% in the first nine months of 2009 compared to the first nine months of 2008.

Mobile churn rate

OJSC VimpelCom defines its churn rate of mobile subscribers as the total number of churned mobile subscribers over the reported period expressed as a percentage of the average of its mobile subscriber base at the starting date and at the ending date of the period. The total number of churned mobile subscribers is calculated as the difference between the number of new subscribers who engaged in a revenue generating activity in the reported period and the change in the mobile subscriber base between the starting date and the ending date of the reported period. Migration between prepaid and contract forms of payment and between tariff plans may technically be recorded as churn, which contributes to OJSC VimpelCom’s churn rate even though it does not lose those subscribers.

The following table shows OJSC VimpelCom’s churn rates for the periods indicated:

	Nine Months Ended September 30,
	2008	2009
	(in %)
Russia	25.6	29.9
Kazakhstan	24.4	24.2
Ukraine	52.6	51.3
Tajikistan	29.2	38.2
Uzbekistan	40.3	43.7
Armenia	58.4	48.3
Georgia	35.5	29.7
Total Churn	27.7	31.0

In the first nine months of 2009, OJSC VimpelCom’s churn rate in Russia increased compared to the first nine months of 2008 due to adverse economic conditions resulting in lower consumer spending and increased competition.

In the first nine months of 2009, OJSC VimpelCom’s churn rate in each of Kazakhstan and Georgia decreased compared to the first nine months of 2008 due to improved network quality in these countries.

In the first nine months of 2009 OJSC VimpelCom’s churn rates in Ukraine and Armenia decreased compared to the first nine months of 2008, however, its churn rates remained high due to a high share of summer holiday sales that result in seasonal usage of its services and consequent churn of these subscribers after the holiday season ends and, in Armenia, due to the departure of low quality subscribers.

OJSC VimpelCom’s churn rates in Tajikistan and Uzbekistan increased in the first nine months of 2009 as compared to the first nine months of 2008 due to aggressive price propositions made by competitors.

Broadband subscribers

As of September 30, 2009, OJSC VimpelCom had approximately 1.8 million broadband subscribers in Russia and 0.1 million broadband subscribers in the CIS representing an increase of approximately 125.0% over the approximately 0.8 million broadband subscribers in Russia and an increase of approximately 400.0% over the approximately 0.02 million broadband subscribers in the CIS as of September 30, 2008. Broadband subscribers are subscribers in the registered subscriber base who were engaged in a revenue generating activity in the three months prior to the measurement date. Such activities include monthly Internet access using fiber-to-the-building (“FTTB”), xDSL and WiFi technologies as well as mobile home Internet service via USB modems.

Revenues

During the nine months ended September 30, 2009, OJSC VimpelCom generated revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband Internet services, as well as selling equipment and accessories. OJSC VimpelCom’s primary sources of revenues consisted of:

Service Revenues

OJSC VimpelCom’s service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, time charges from subscribers online using Internet services, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile Internet and infotainment.

Sales of Equipment and Accessories and Other Revenues

OJSC VimpelCom sold mobile handsets, equipment and accessories to its subscribers. Its other revenues included, among other things, rental of base station sites.

Expenses

Operating Expenses

During the nine months ended September 30, 2009, OJSC VimpelCom had two categories of operating expenses directly attributable to its revenues: service costs and the costs of equipment and accessories.

Service Costs. Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Equipment and Accessories. OJSC VimpelCom’s costs of equipment and accessories sold represented the amount that was payable for these goods, net of VAT. It purchased handsets, equipment and accessories from third party manufacturers for resale to its subscribers for use on its networks.

In addition to service costs and the costs of equipment and accessories, during the nine months ended September 30, 2009, OJSC VimpelCom’s operating expenses included:

Selling, general and administrative expenses. OJSC VimpelCom’s selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by law;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities;

•	stock price-based compensation expenses; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. OJSC VimpelCom depreciated the capitalized costs of its tangible assets, which consisted mainly of telecommunications equipment and buildings that it owned. OJSC VimpelCom amortized its intangible assets, which consisted primarily of telecommunications licenses, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Provision for doubtful accounts. OJSC VimpelCom included in its operating expenses an estimate of the amount of its accounts receivable net of VAT that it believes will ultimately be uncollectible. OJSC VimpelCom based the estimate on historical data and other relevant factors, such as a change in tariff plans from prepaid to postpaid.

In addition to operating expenses, during the nine months ended September 30, 2009, OJSC VimpelCom’s other significant expenses included:

Net foreign exchange gain/(loss)

The functional currency of OJSC VimpelCom and its subsidiaries is the Russian rouble in Russia, the Kazakh tenge in Kazakhstan, the Ukrainian hrynia in Ukraine, the Armenian dram in Armenia, the Georgian lari in Georgia, and the U.S. dollar in Tajikistan and Uzbekistan. Monetary assets and liabilities denominated in foreign currencies are translated into the respective functional currencies of OJSC VimpelCom on the relevant balance sheet date. OJSC VimpelCom records changes in the values of such assets and liabilities as a result of exchange rate changes in its results of operations under the line item foreign exchange gain/(loss).

Interest expense

OJSC VimpelCom incurred interest expense on its vendor financing agreements, loans from banks, capital leases and other borrowings. Its interest bearing liabilities carry both fixed and floating interest rates. On OJSC VimpelCom’s borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. OJSC VimpelCom’s interest expense depends on a combination of prevailing interest rates and the amount of its outstanding interest bearing liabilities.

Income tax expense

The statutory income tax rate in Russia, Kazakhstan and Armenia in the first nine months of 2009 was 20.0%. The statutory income tax rate in Ukraine and Tajikistan was 25.0%. The statutory income tax rate in Georgia was 15.0%. In Uzbekistan there was a complex income tax regime that resulted in an income tax rate of approximately 18.0%. The statutory income tax rates in the first nine months of 2008 did not differ from the rates in the nine months of 2009 in all countries except for Russia and Kazakhstan where the rates were 24.0% and 30.0%, respectively, in the first nine months of 2008.

Results of Operations

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2009

The table below shows, for the periods indicated, the following consolidated statement of operations data expressed as a percentage of consolidated net operating revenues:

	Nine Months Ended September 30,
	2008	2009
	(in %)
Consolidated statements of income
Operating revenues:
Service revenues	99.3	98.5
Sales of equipment and accessories	0.6	1.4
Other revenues	0.2	0.2
Total operating revenues	100.1	100.1
Less revenue based taxes	(0.1)	(0.1)
Net operating revenues	100.0	100.0
Operating expenses:
Service costs	22.3	21.4
Cost of equipment and accessories	0.6	1.3
Selling, general and administrative expenses	27.1	26.7
Depreciation	15.1	15.6
Amortization	3.5	3.3
Provision for doubtful accounts	0.6	0.7
Total operating expenses	69.2	69.2

Operating income	30.8	30.8
Other income and expenses:
Interest income	0.8	0.6
Net foreign exchange (loss)	(1.7)	(6.2)
Interest expense	(4.5)	(6.8)
Other (expenses), net	(0.3)	(0.1)
Equity in net gain/(loss) of associates	(0.0)	(0.4)
Total other income and expenses	(5.7)	(12.9)

Income before income taxes and noncontrolling interest	25.1	17.9
Income tax expense	6.8	4.8
Net income	18.3	13.1
Net income/(loss) attributable to the noncontrolling interest	0.6	0.0
Net income attributable to OJSC VimpelCom	17.7	13.1

The tables below show for the periods indicated, selected information about the results of operations in each of OJSC VimpelCom’s reportable segments. For more information regarding OJSC VimpelCom’s segments, see Note 9 in the notes related to the OJSC VimpelCom Interim Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Russia Mobile

	Nine Months Ended September 30,
	2008	2009	% change
	(US$ in millions)
Net operating revenues from external customers	5,535.9	4,467.0	(19.3)
Intersegment revenues	39.3	60.4	53.7
Depreciation and amortization	926.4	738.9	(20.2)
Operating income	2,105.8	1,642.0	(22.0)
Net income attributable to OJSC VimpelCom	1,356.8	730.9	(46.1)

Russia Fixed

	Nine Months Ended September 30,
	2008	2009	% change
	(US$ in millions)
Net operating revenues from external customers	911.0	967.5	6.2
Intersegment revenues	79.7	262.0	228.7
Depreciation and amortization	152.6	171.8	12.6
Operating income	82.6	180.5	118.5
Net income/(loss) attributable to OJSC VimpelCom	(32.3)	144.3	n/a

CIS Mobile

	Nine Months Ended September 30,
	2008	2009	% change
	(US$ in millions)
Net operating revenues from external customers	946.9	820.9	(13.3)
Intersegment revenues	14.1	23.5	66.7
Depreciation and amortization	264.2	237.4	(10.1)
Operating income	126.9	150.7	18.8
Net income/(loss) attributable to OJSC VimpelCom	12.7	(3.0)	n/a

CIS Fixed

	Nine Months Ended September 30,
	2008	2009	% change
	(US$ in millions)
Net operating revenues from external customers	167.8	135.7	(19.1)
Intersegment revenues	31.9	60.7	90.3
Depreciation and amortization	64.7	59.2	(8.5)
Operating income	17.5	24.6	40.6
Net income attributable to OJSC VimpelCom	8.7	20.8	139.1

Other

	Nine Months Ended September 30,
	2008	2009	% change
	(US$ in millions)
Net operating revenues from external customers	0.0	3.2	n/a
Intersegment revenues	0.0	0.0	n/a
Depreciation and amortization	0.1	6.9	n/a
Operating (loss)	(4.9)	(27.4)	n/a
Net (loss) attributable to OJSC VimpelCom	(5.8)	(54.6)	n/a

Net Operating Revenues

OJSC VimpelCom’s consolidated net operating revenues decreased by 15.4% to US$6,394.3 million during the first nine months of 2009 from US$7,561.6 million during the first nine months of 2008. Its net operating revenues decreased in the first nine months of 2009 primarily as a result of the devaluation of functional currencies. In functional currency terms, net operating revenues of OJSC VimpelCom increased in all countries in which it operates other than Armenia in the first nine months of 2009 compared to the first nine months of 2008, mainly due to increased traffic on its mobile networks primarily due to an increase in mobile subscribers. The tables above provide information about intersegment revenues in each reportable segment. The following discussion of revenues by reportable segments includes intersegment revenues. OJSC VimpelCom’s management assesses the performance of each reportable segment on this basis as it believes it better reflects the true performance of each segment on a stand-alone basis.

Russia mobile net operating revenues

OJSC VimpelCom’s Russia mobile net operating revenues decreased by 18.8% to US$4,527.4 million during the first nine months of 2009 from US$5,575.2 million during the first nine months of 2008. OJSC VimpelCom’s Russia mobile net operating revenues (after elimination of intersegment revenues) decreased by 19.3% to US$4,467.0 million during the first nine months of 2009 from US$5,535.9 million during the first nine months of 2008. Service revenues comprise most of OJSC VimpelCom’s Russia mobile net operating revenues and include revenues from (a) airtime charges from contract and prepaid subscribers, including monthly contract fees, (b) interconnect fees from other mobile and fixed-line operators, (c) charges from value added services, (d) roaming charges and (e) other service revenues.

During the first nine months of 2009, OJSC VimpelCom generated US$2,897.3 million of its service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, or 64.0% of net operating revenues in its Russia mobile segment, compared to US$3,681.8 million, or 66.0% of net operating revenues in the first nine months of 2008. The 21.3% decrease was primarily due to the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges from mobile contract and prepaid subscribers, including monthly contract fees, in its Russia mobile segment increased 5.8% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to the growth of its subscriber base resulting in increased traffic volumes on its mobile network.

During the first nine months of 2009, OJSC VimpelCom generated US$639.4 million of its service revenues from interconnect, or 14.1% of net operating revenues in the Russia mobile segment, compared to US$811.2 million, or 14.6% of net operating revenues in the first nine months of 2008. The 21.2% decrease was primarily due to the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from interconnect increased by 6.3% during the first nine months of 2009 compared to the first nine months of 2008 due to increased inbound traffic to its network.

During the first nine months of 2009, OJSC VimpelCom generated US$659.5 million of its service revenues from value added services, or 14.6% of net operating revenues in its Russia mobile segment, compared to US$671.8 million, or 12.0% of net operating revenues in the first nine months of 2008. The 1.8% decrease in OJSC VimpelCom’s mobile value added services revenues was primarily due to the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from value added services increased by 32.3% during the first nine months of 2009 compared to the first nine months of 2008 primarily due to the growth in its subscriber base and increased revenue from sales of infotainment and data.

During the first nine months of 2009, OJSC VimpelCom generated US$231.4 million of its service revenues from roaming fees generated by its Russian mobile subscribers and roaming fees received from other mobile services operators for providing roaming services to their subscribers, or 5.1% of net operating revenues in OJSC VimpelCom’s Russia mobile segment, compared to US$352.1 million or 6.3% of net operating revenues in the first nine months of 2008. The 34.3% decrease during the first nine months of 2009 compared to the first nine months of 2008 was primarily due to the devaluation of the functional currency and the adverse economic conditions which resulted in decreased activity of OJSC VimpelCom’s Russian mobile subscribers and persons roaming on its network. In functional currency terms, OJSC VimpelCom’s Russia mobile segment service revenues from roaming decreased by 12.1% during the first nine months of 2009 compared to the first nine months of 2008.

During the first nine months of 2009, OJSC VimpelCom generated US$8.8 million of its service revenues from other types of services, including connection charges, or 0.2% of net operating revenues in OJSC VimpelCom’s Russia mobile segment, compared to US$11.1 million and 0.2%, respectively, for the first nine months of 2008.

OJSC VimpelCom’s net operating revenues in the Russia mobile segment also included revenues from sales of equipment and accessories. During the first nine months of 2009, revenues from sales of equipment and accessories increased by 84.3% to US$78.7 million from US$42.7 million during the first nine months of 2008, primarily as a result of sales of iPhones that started in the end of 2008 and USB modems that started in the second half of 2008.

During the first nine months of 2009, OJSC VimpelCom’s net operating revenues in the Russia mobile segment included US$12.3 million of revenues generated from other activity, including rent of channels, compared to US$4.4 million for the first nine months of 2008.

Russia fixed net operating revenues

In the first nine months of 2009, net operating revenues in the Russia fixed segment increased by 24.1% to US$1,229.5 million from US$990.7 million in the first nine months of 2008. OJSC VimpelCom’s Russia fixed net operating revenues (after elimination of intersegment revenues) increased by 6.2% to US$967.5 million during the first nine months of 2009 from US$911.0 million during the first nine months of 2008. OJSC VimpelCom’s Russia fixed segment net operating revenues in the first nine months of 2009 consisted of US$494.4 million generated from business operations, US$605.2 million generated from wholesale operations and US$129.9 million generated from residential operations. The increase in net operating revenues from OJSC VimpelCom’s Russia fixed segment in the first nine months of 2009 compared to the first nine months of 2008 was due to the consolidation of Golden Telecom’s operations for only part of the first nine months of 2008, and improvement in wholesale and residential operations. As a portion of OJSC VimpelCom’s contracts with business and wholesale customers are denominated in U.S. dollars and euros, a portion of its revenues was protected from devaluation of the Russian rouble.

CIS mobile net operating revenues

OJSC VimpelCom’s CIS mobile net operating revenues decreased by 12.1% to US$844.4 million during the first nine months of 2009 from US$961.0 million during the first nine months of 2008. OJSC VimpelCom’s CIS mobile net operating revenues (after elimination of intersegment revenues) decreased by 13.3% to US$820.9 million during the first nine months of 2009 from US$946.9 million during the first nine months of 2008. Service revenues comprise most of OJSC VimpelCom’s CIS mobile net operating revenues.

During the first nine months of 2009, OJSC VimpelCom generated US$570.8 million of its service revenues from airtime charges in the CIS from mobile contract and prepaid subscribers, including monthly contract fees, or 67.6% of its net operating revenues in the CIS mobile segment, compared to US$653.2 million, or 68.0% of net operating revenues in the first nine months of 2008. The 12.6% decrease during the first nine months of 2009 compared to the first nine months of 2008 was primarily due to the devaluation of functional currencies. In functional currency terms, OJSC VimpelCom’s service revenues from airtime charges increased by 4.9% in the first nine months of 2009 compared to the first nine months of 2008, primarily due to subscriber growth in Kazakhstan, Tajikistan and Georgia resulting from competitive marketing policies and expansion of mobile network coverage.

During the first nine months of 2009, OJSC VimpelCom generated US$147.6 million of its mobile service revenues from interconnect fees in the CIS, or 17.5% of its net operating revenues in the CIS mobile segment, compared to US$166.6 million, or 17.3% of net operating revenues in CIS mobile in the first nine months of 2008. The 11.4% decrease in the first nine months of 2009 compared to the first nine months of 2008 was primarily due to the devaluation of functional currencies. In functional currency terms, service revenues from interconnect fees increased by 6.5% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to an increased volume of inbound traffic terminated on OJSC VimpelCom’s networks in Tajikistan and Georgia.

During the first nine months of 2009, OJSC VimpelCom generated US$89.4 million of its mobile service revenues from value added services in the CIS, or 10.6% of net operating revenues in CIS mobile, compared to US$100.0 million, or 10.4% of net operating revenues in CIS mobile in the first nine months of 2008. The 10.6% decrease in the first nine months of 2009 compared to the first nine months of 2008 was primarily due to the devaluation of functional currencies. In functional currency terms, service revenues from value added services increased by 7.6% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to subscriber growth in Kazakhstan, Uzbekistan, Tajikistan and Georgia, which was partially offset by decreased consumer spending in Ukraine and Armenia.

During the first nine months of 2009, OJSC VimpelCom generated US$33.0 million of its service revenues from roaming in the CIS, or 3.9% of net operating revenues in CIS mobile, compared to US$40.6 million, or 4.2% of net operating revenues in CIS mobile in the first nine months of 2008. This 18.7% decrease in roaming revenues in the first nine months of 2009 compared to the first nine months of 2008 was primarily due to the devaluation of functional currencies. In functional currency terms, service revenues from roaming decreased by 2.6% primarily due to decreased consumer spending in Uzbekistan and Armenia.

During the first nine months of 2009, OJSC VimpelCom generated US$2.8 million of its service revenues from other types of services, including connection charges, or 0.3% of net operating revenues in OJSC VimpelCom’s CIS mobile segment, compared to US$1.6 million and 0.2%, respectively, for the first nine months of 2008.

OJSC VimpelCom’s net operating revenues in the CIS mobile segment also included revenues from sales of equipment and accessories. During the first nine months of 2009, revenues from sales of equipment and accessories increased by 200.0% to US$0.3 million from US$0.1 million during the first nine months of 2008.

During the first nine months of 2009, OJSC VimpelCom’s net operating revenues in the CIS mobile segment included US$6.0 million generated by other activity compared to US$4.3 million for the first nine months of 2008.

During each of the first nine months of 2009 and 2008, OJSC VimpelCom’s CIS mobile segment incurred revenue based taxes of US$5.5 million.

CIS fixed net operating revenues

OJSC VimpelCom’s net operating revenues in the CIS fixed segment decreased by 1.7% to US$196.4 million in the first nine months of 2009 from US$199.7 million in the first nine months of 2008. OJSC VimpelCom’s CIS fixed net operating revenues (after elimination of intersegment revenues) decreased by 19.1% to US$135.7 million during the first nine months of 2009 from US$167.8 million during the first nine months of 2008. The decrease was primarily attributable to the devaluation of functional currencies in Ukraine and Armenia compared to the U.S. dollar while in functional currency terms OJSC VimpelCom’s revenues in CIS fixed increased by 29.7% primarily due to growth of interconnect, voice and Internet revenues in Ukraine, Kazakhstan and Uzbekistan and the consolidation of Golden Telecom for nine months in 2009 as opposed to seven months in 2008. In the first nine months of 2009, US$40.8 million of fixed revenues were generated from OJSC VimpelCom’s business operations, US$56.8 million from wholesale operations and US$98.8 million from residential operations.

Total Operating Expenses

OJSC VimpelCom’s consolidated total operating expenses decreased by 15.5% to US$4,423.8 million during the first nine months of 2009 from US$5,233.7 million during the first nine months of 2008, and comprised 69.2% of net operating revenues in the first nine months of 2009 and 2008. The decrease of 15.5% was primarily due to the devaluation of the functional currencies of OJSC VimpelCom.

Due to the adverse economic environment, in the first nine months of 2009, OJSC VimpelCom focused on maintaining its consolidated operating margin by controlling its operating expenses. As a result, OJSC VimpelCom’s consolidated operating margin for the first nine months of 2009 was 30.8%, the same as for the first nine months of 2008, notwithstanding the dilutive effect of Golden Telecom’s lower margin fixed line business, which OJSC VimpelCom consolidated from March 1, 2008.

Service costs. OJSC VimpelCom’s consolidated service costs decreased by 18.6% to US$1,371.0 million during the first nine months of 2009 from US$1,683.7 million during the first nine months of 2008. As a percentage of consolidated net operating revenues, its service costs decreased to 21.4% during the first nine months of 2009 from 22.3% during the first nine months of 2008.

Service costs in Russia mobile operations decreased by 12.8% to US$900.8 million in the first nine months of 2009 from US$1,033.1 million in the first nine months of 2008. The decrease was caused by the devaluation of the functional currency. In functional currency terms, OJSC VimpelCom’s service costs in Russia mobile increased by 17.4% during the first nine months of 2009 compared to the first nine months of 2008 primarily due to growth in interconnect costs related to an increase in traffic volume.

Service costs in Russia fixed increased by 23.6% to US$570.3 million in the first nine months of 2009 from US$461.4 million in the first nine months of 2008. This increase was primarily due to consolidation of Golden Telecom’s operations for all nine months in the period ended September 30, 2009, compared to only seven of the nine months in the period ended September 30, 2008, and higher volume of wholesale traffic with higher cost and an increase in the proportion of international traffic, mostly to the CIS countries. In functional currency terms, service costs in Russia fixed increased by 67.0% in the first nine months of 2009 compared to the first nine months of 2008.

Service costs in CIS mobile decreased by 21.1% to US$224.9 million in the first nine months of 2009 from US$284.9 million in the first nine months of 2008. The decrease was primarily due to the devaluation of functional currencies. In functional currency terms, service costs in CIS mobile decreased by 2.7% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to a decrease in interconnection expenses in Ukraine and Armenia.

Service costs in CIS fixed decreased by 2.8% to US$62.8 million in the first nine months of 2009 from US$64.6 million in the first nine months of 2008. This decrease was primarily due to the devaluation of functional currencies. In functional currency terms, service costs in CIS fixed increased by 36.0% in the first nine months of 2009 compared to the first nine months of 2008 primarily due to an increased volume of traffic in Ukraine, Uzbekistan and Kazakhstan and the consolidation of Golden Telecom’s operations for all nine months in the period ended September 30, 2009, compared to only seven of the nine months in the period ended September 30, 2008.

Cost of equipment and accessories. OJSC VimpelCom’s consolidated cost of equipment and accessories increased by 103.8% to US$85.6 million during the first nine months of 2009 from US$42.0 million during the first nine months of 2008. This increase was primarily due to purchases by OJSC VimpelCom of iPhones for sale to its customers that started in the end of 2008 and USB modems that started in the second half of 2008.

Selling, general and administrative expenses. OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased by 16.6% to US$1,710.2 million during the first nine months of 2009 from US$2,051.3 million during the first nine months of 2008. This decrease was primarily due to the devaluation of functional currencies. As a percentage of consolidated net operating revenues, OJSC VimpelCom’s consolidated selling, general and administrative expenses decreased to 26.7% in the first nine months of 2009 from 27.1% in the first nine months of 2008 mainly due to management’s initiatives to decrease costs. As a percentage of consolidated net operating revenues in the first nine months of 2009 compared to the first nine months of 2008, advertising and marketing expenses decreased by 1.5%, dealer commissions and other dealer-related costs increased by 0.3%, technical and information technology expenses increased by 1.3%, and other general and administrative expenses (excluding stock-based compensation expenses) decreased by 1.5%. In the first nine months of 2009, stock-based compensation expenses were US$1.6 million compared to a stock-based compensation gain of US$73.7 million in the first nine months of 2008. The stock-based compensation gain was due to the decline of OJSC VimpelCom’s stock price in the first nine months of 2008. In December 2008 OJSC VimpelCom modified its stock-based compensation program to satisfy equity classification pursuant to which it recognizes stock-based compensation expenses evenly within the vesting period.

Selling, general and administrative expenses in the Russia mobile segment decreased by 20.0% to US$1,145.2 million in the first nine months of 2009 from US$1,432.2 million in the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, selling, general and administrative expenses decreased by 0.4% in the first nine months of 2009 compared to the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia mobile segment, in the first nine months of 2009 compared to the first nine months of 2008, general and administrative expenses decreased by 1.1%, technical support expenses increased by 1.0% and sales and marketing expenses decreased by 0.3%.

Selling, general and administrative expenses in the Russia fixed segment decreased by 0.6% to US$286.2 million in the first nine months of 2009 from US$287.9 million in the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, selling, general and administrative expenses decreased by 5.8% in the first nine months of 2009 compared to the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the Russia fixed segment, in the first nine months of 2009 compared to the first nine months of 2008, general and administrative expenses decreased by 7.2%, technical support expenses increased by 0.5% and sales and marketing expenses increased by 0.8%.

Selling, general and administrative expenses in the CIS mobile segment decreased by 19.0% to US$226.6 million in the first nine months of 2009 from US$279.6 million in the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, selling, general and administrative expenses decreased by 2.3% in the first nine months of 2009 compared to the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS mobile segment, in the first nine months of 2009 compared to the first nine months of 2008, general and administrative expenses decreased by 0.6%, technical support expenses increased by 1.2% and sales and marketing expenses decreased by 2.9%.

Selling, general and administrative expenses in the CIS fixed segment decreased by 10.7% to US$46.1 million in the first nine months of 2009 from US$51.7 million in the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, selling, general and administrative expenses decreased by 2.3% in the first nine months of 2009 compared to the first nine months of 2008. As a percentage of net operating revenues (including intersegment revenues) in the CIS fixed segment, in the first nine months of 2009 compared to the first nine months of 2008, general and administrative expenses decreased by 3.4%, technical support expenses increased by 1.1% and sales and marketing expenses decreased by 0.1%.

Depreciation and amortization expenses. OJSC VimpelCom’s consolidated depreciation and amortization expenses decreased by 13.8% to US$1,214.1 million in the first nine months of 2009 from US$1,408.0 million in the first nine months of 2008. The overall decrease in depreciation and amortization expenses was primarily due to the devaluation of functional currencies. In functional currency terms, depreciation and amortization expenses slightly increased. As a percentage of consolidated net operating revenues, depreciation and amortization expenses increased to 18.9% from 18.6% in the first nine months of 2009 compared to the first nine months of 2008.

Provision for doubtful accounts. OJSC VimpelCom’s consolidated provision for doubtful accounts decreased by 11.7% to US$43.0 million in the first nine months of 2009 from US$48.7 million in the first nine months of 2008. As a percentage of consolidated net operating revenues, provision for doubtful accounts increased to 0.7% in the first nine months of 2009 compared to 0.6% in the first nine months of 2008 due to the growth of OJSC VimpelCom’s fixed segments, which had higher doubtful debt rates than its mobile segments.

Operating Income

OJSC VimpelCom’s consolidated operating income decreased by 15.4% to US$1,970.5 million during the first nine months of 2009 from US$2,327.9 million during the first nine months of 2008 primarily as a result of the devaluation of functional currencies. OJSC VimpelCom’s total operating income remained stable at 30.8% of net operating revenues in the first nine months of 2009 and 2008.

During the first nine months of 2009, OJSC VimpelCom’s operating income in the Russia mobile segment decreased by 22.0% to US$1,642.0 million compared to US$2,105.8 million during the first nine months of 2008, primarily due to the devaluation of functional currencies.

OJSC VimpelCom’s operating income in the Russia fixed segment increased by 118.5% to US$180.5 million in the first nine months of 2009 compared to US$82.6 million during the first nine months of 2008, mainly due to the consolidation of Golden Telecom for all of the nine months in the period ended September 30, 2009, compared to only seven of the nine months in the period ended September 30, 2008, and higher volumes of traffic.

OJSC VimpelCom’s operating income in the CIS mobile segment increased by 18.8% to US$150.7 million in the first nine months of 2009 from US$126.9 million in the first nine months of 2008, mainly due to operating growth in all CIS countries resulting from aggressive marketing programs and active network expansion.

OJSC VimpelCom’s operating income in the CIS fixed segment increased by 40.6% to US$24.6 million in the first nine months of 2009 from US$17.5 million in the first nine months of 2008, mainly due to interconnect, voice and Internet revenue increases in Ukraine.

Other Income and Expenses

Interest expense/income. OJSC VimpelCom’s interest expense increased by 27.1% to US$434.8 million during the first nine months of 2009 from US$342.0 million during the first nine months of 2008. The increase in its interest expense during this period was primarily attributable to an increase in the overall amount of its debt from and increased average interest rates on its fixed interest rate debt. OJSC VimpelCom’s interest income decreased by 28.0% to US$41.3 million during the first nine months of 2009 from US$57.4 million during the first nine months of 2008. The decrease in its interest income during this period was primarily attributable to lower interest rates on OJSC VimpelCom’s loan to Crowell Developments Limited and short-term bank deposits.

Net foreign exchange gain/(loss). OJSC VimpelCom recorded a US$397.2 million foreign currency exchange loss during the first nine months of 2009 compared to a US$130.3 million foreign currency exchange loss during the first nine months of 2008. This loss was primarily due to the devaluation of the Russian rouble against the U.S. dollar during the first nine months of 2009 which resulted in a corresponding revaluation of OJSC VimpelCom’s U.S. dollar denominated financial liabilities, including its loan agreements.

In order to reduce OJSC VimpelCom’s foreign currency risk, in March and October 2008 it entered into a series of derivative arrangements to acquire US$1,495.4 million in Russian roubles to economically hedge its U.S. dollar denominated liabilities due in 2008 and the first, second and third quarters of 2009.

In March 2009, OJSC VimpelCom entered into a series of forward agreements to acquire US$166.7 million in Russian roubles to economically hedge its short-term U.S. dollar denominated liabilities due in the fourth quarter of 2009.

Equity in net gain/loss of associates. OJSC VimpelCom recorded a net loss of US$25.8 million from its equity in associates during the first nine months of 2009 compared to a net gain of US$2.7 million during the first nine months of 2008, primarily due to its equity in Morefront Holdings Ltd., which was acquired in October 2008, and the losses incurred by GTEL-Mobile relating to commencement of its commercial operations.

Income tax expense. OJSC VimpelCom’s income tax expense decreased by 39.6% to US$309.7 million during the first nine months of 2009 from US$512.8 million during the first nine months of 2008. The decrease in income taxes was primarily due to the decrease in income before income taxes. OJSC VimpelCom’s effective income tax rate was 27.0% in the first nine months of 2009 and 2008. The favorable effect from the reduction in the statutory income tax rates in Russia and Kazakhstan in 2009 as compared to 2008 was offset by additional reserves for uncertain tax positions and valuation allowance against deferred tax assets.

Net income/(loss) attributable to the noncontrolling interest. OJSC VimpelCom’s net loss attributable to the noncontrolling interests was US$2.1 million during the first nine months of 2009 compared to a net gain of US$44.6 million during the first nine months of 2008, primarily due to foreign exchange losses incurred by KaR-Tel, OJSC VimpelCom’s subsidiary in Kazakhstan, and Mobitel, OJSC VimpelCom’s subsidiary in Georgia.

Net income attributable to OJSC VimpelCom and net income attributable to OJSC VimpelCom per common share. In the first nine months of 2009, net income attributable to OJSC VimpelCom was US$838.4 million, or US$16.56 per OJSC VimpelCom common share (US$0.83 per OJSC VimpelCom ADS), compared to US$1,340.1 million or US$26.42 per OJSC VimpelCom common share (US$1.32 per OJSC VimpelCom ADS) during the first nine months of 2008. In the first nine months of 2009, OJSC VimpelCom reported diluted net income attributable to OJSC VimpelCom of US$15.96 per OJSC VimpelCom common share (US$0.80 per OJSC VimpelCom ADS), compared to diluted net income attributable to OJSC VimpelCom of US$26.42 per common share (US$1.32 per OJSC VimpelCom ADS) during the first nine months of 2008.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows OJSC VimpelCom’s cash flows for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended September 30,
	2008	2009
	(US$ in millions)
Consolidated Cash Flow
Net cash flow provided by operating activities	2,585.9	2,761.8
Net cash flow (used in) provided by financing activities	3,269.8	(512.2)
Net cash flow used in investing activities	(6,115.9)	(665.8)
Effect of exchange rate changes on cash and cash equivalents	(16.2)	23.8
Net cash flow	(276.4)	1,607.6

During the nine months ended September 30, 2009 and 2008, OJSC VimpelCom generated positive cash flows from its operating activities and negative cash flows from investing activities. Cash flow from financing activities was negative during the nine months ended September 30, 2009 and positive during the nine months ended September 30, 2008. The negative cash flow from financing activities during the nine months ended September 30, 2009, was mostly due to repayments of its existing debt facilities, which exceeded new borrowings. The positive cash flow from financing activities during the nine months ended September 30, 2008, was primarily the result of the receipt of proceeds from a US$1,500.0 million bridge term loan facility entered into on February 8, 2008 and refinanced by the issuance of US$2,000.0 million limited-recourse loan participation notes by VIP Finance Ireland Limited on April 30, 2008, a US$2,000.0 million syndicated term loan facility entered into on February 8, 2008 and a US$750.0 million loan facility signed with Sberbank on February 14, 2008.

As of September 30, 2009, OJSC VimpelCom had a negative working capital of US$451.0 million, compared to a negative working capital of US$1,407.8 million as of December 31, 2008. Working capital is defined as current assets less current liabilities. The decrease in OJSC VimpelCom’s working capital deficit as of September 30, 2009, was mainly attributed to the increase in its cash and cash equivalents balance, which increased to US$2,522.3 million as of September 30, 2009 from US$914.9 million as of December 31, 2008. The increase in cash and cash equivalents as of September 30, 2009 as compared to December 31, 2008 was higher than the increase in short-term debt as of the same dates. As of September 30, 2009, short-term debt amounted to US$2,476.3 million, compared to US$1,909.2 million as of December 31, 2008. This increase was primarily linked to the maturity of debt raised in 2008 to fund capital expenditures and significant acquisitions in 2008.

OJSC VimpelCom’s working capital is monitored on a regular basis by management. OJSC VimpelCom’s management expects to repay its debt as it becomes due from its operating cash flows or through additional borrowings. Short term borrowing payments are split during the year, and the majority of OJSC VimpelCom’s short term borrowings become due in the first and the third quarters of 2010. OJSC VimpelCom’s management expects to make these payments as they become due. OJSC VimpelCom’s management believes that its working capital is sufficient to meet its present requirements.

Operating Activities

During the first nine months of 2009, net cash flow provided by operating activities was US$2,761.8 million, a 6.8% increase over the US$2,585.9 million of net cash flow provided by operating activities during the first nine months of 2008. The improvement in net cash flow provided by operating activities during the first nine months of 2009 as compared to the first nine months of 2008 was primarily the result of working capital management and cash inflows from OJSC VimpelCom’s foreign currency hedging activity.

Financing Activities

In the first nine months of 2009, OJSC VimpelCom repaid approximately US$1,691.1 million of debt. OJSC VimpelCom entered into the financing arrangements discussed below during the first nine months of 2009. Many of the agreements relating to OJSC VimpelCom’s indebtedness contain various restrictive covenants, including change of control restrictions and financial covenants. In addition, certain of these agreements subject OJSC VimpelCom’s subsidiaries to restrictions on their ability to pay dividends or repay debts to OJSC VimpelCom. For additional information on this indebtedness, please refer to the notes to the OJSC VimpelCom Interim Financial Statements contained elsewhere in this Report of Foreign Private Issuer on Form 6-K. For information regarding changes in certain of OJSC VimpelCom’s outstanding indebtedness subsequent to September 30, 2009, see “– Recent Developments” above. For a description of some of the risks associated with certain of OJSC VimpelCom’s indebtedness, please refer to Item 3 (Key Information – D. Risk Factors) in the OJSC VimpelCom 2008 Annual Report.

On February 11, 2009, OJSC VimpelCom submitted to the FSFM documentation required for the potential issuance of Russian rouble-denominated bonds through LLC VimpelCom-Invest, a consolidated subsidiary of OJSC VimpelCom. The bonds may be issued, depending on OJSC VimpelCom’s funding needs, within a period of one year from the date on which the FSFM registered the submitted documentation, which was on April 7, 2009. The proposed amount of the issue is up to RUB 30,000.0 million, equivalent to approximately US$834.9 million at the exchange rate as of February 11, 2009. The bonds will be guaranteed by OJSC VimpelCom. In connection with this documentation, on July 14, 2009, OJSC VimpelCom issued Russian rouble-denominated bonds through LLC VimpelCom-Invest in an aggregate principal amount of RUB 10,000.0 million, the equivalent to approximately US$302.5 million at the exchange rate as of July 14, 2009. The bonds are guaranteed by OJSC VimpelCom and are due on July 8, 2014. Interest will be paid semi–annually. The interest rate for the first four payment periods is 15.2% per annum. LLC VimpelCom-Invest will determine the annual interest rate for subsequent periods based on the market conditions. Bond holders will have the right to sell their bonds to LLC VimpelCom-Invest when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of September 30, 2009, the principal amount of debt outstanding under this loan was RUB 10,000.0 million, equivalent to approximately US$332.3 million at the exchange rate as of September 30, 2009.

On March 10, 2009, OJSC VimpelCom signed a loan agreement with Sberbank in the amount of RUB 8,000.0 million, equivalent to approximately US$223.9 million at the exchange rate as of March 10, 2009. The loan matures on December 27, 2011. According to the provisions of the loan agreement, the interest rate of 17.5% per annum may be increased up to 19.0% per annum in case of occurrence of certain events specified in the loan agreement. The interest rate can also be raised unilaterally by Sberbank upon 30 days notice, in which case OJSC VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, OJSC VimpelCom made a drawdown under this loan agreement in the amount of RUB 8,000.0 million, equivalent to approximately US$255.4 million at the exchange rate as of May 29, 2009. At the time of drawdown, the actual interest rate under this loan facility was 17.5% per annum. OJSC VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 17.5% to 17.25% per annum and the maximum interest rate from 19.0% to 18.75%, starting from June 28, 2009, in accordance with the terms of the agreement. OJSC VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 17.25% to 16.25% per annum and the maximum interest rate from 18.75% to 17.75%, starting from September 1, 2009, in accordance with the terms of the agreement. The indebtedness under this loan agreement is secured by a pledge of telecommunications equipment in the amount of RUB 8,485.0 million, equivalent to approximately US$282.0 million at the exchange rate as of September 30, 2009. As of September 30, 2009, the principal amount of debt outstanding under this facility was RUB 8,000.0 million, equivalent to approximately US$265.9 million at the exchange rate as September 30, 2009.

On March 10, 2009, OJSC VimpelCom signed a four-year loan agreement with Sberbank in the amount of US$250.0 million. The loan agreement matures on December 27, 2012. According to the provisions of the loan agreement, the interest rate of 12.0% per annum may be increased up to 13.0% per annum in case of occurrence of certain events specified in the loan agreement. The interest rate can also be raised unilaterally by Sberbank upon 30 days notice, in which case OJSC VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On May 29, 2009, OJSC VimpelCom made a drawdown in the amount of US$250.0 million under this loan agreement. At the time of drawdown, the actual interest rate under this loan facility was 12.0% per annum. OJSC VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 12.0% to 11.5% per annum and the maximum interest rate from 13.0% to 12.5%, starting from June 28, 2009. OJSC VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 11.5% to 11.00% per annum and the maximum interest rate from 12.5% to 12.0%, starting from September 1, 2009. The indebtedness under this loan agreement is secured by a pledge of the telecommunications equipment in the amount of US$325.8 million as of September 30, 2009. As of September 30, 2009, the principal amount of debt outstanding under this facility was US$250.0 million.

On May 18, 2009, OJSC VimpelCom agreed with Sberbank to increase the interest rate on the outstanding loan facility signed on February 14, 2008, from 11.0% to 13.0% per annum, starting from March 1, 2009, in accordance with the terms of the loan agreement. OJSC VimpelCom also agreed to amend the loan agreement to give Sberbank the right to unilaterally raise the interest rate upon 30 days notice, in which case OJSC VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. As of September 30, 2009, the principal amount of debt outstanding under this facility was RUB 17,886.4 million, equivalent to approximately US$594.4 million at the exchange rate as of September 30, 2009.

On March 24, 2009, OJSC VimpelCom signed a loan agreement with Bayerische Hypo- und Vereinsbank AG (as amended on May 22, 2009) in the amount of US$160.3 million to finance equipment and services provided to OJSC VimpelCom by Ericsson on a reimbursement basis. The facility is guaranteed by the EKN export credit agency. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to six-month LIBOR+1.95% per annum. The loan includes two tranches. On June 10, 2009, OJSC VimpelCom made a drawdown of the first tranche in the amount of US$61.0 million. The maturity date of the first tranche is December 15, 2015. The second tranche remains available for drawdown until December 15, 2009 and will have a maturity of seven years from drawdown. The principal amount of debt outstanding under this loan as of September 30, 2009 was US$57.0 million.

On April 28, 2009, OJSC VimpelCom signed an amendment agreement in relation to a US$3,500.0 million facility agreement dated February 8, 2008, and as amended by an amendment and transfer agreement dated March 28, 2008, arranged by ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc., ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners with Citibank International plc acting as agent. In accordance with the terms of the amendment agreement, certain financial covenants and general undertakings were changed, including, among others, decrease of the requirement to maintain a minimum level of total shareholders equity from US$3,000.0 million to US$2,000.0 million, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement to maintain a minimum level of total shareholders equity of US$3,000.0 million will be returned. As of September 30, 2009, the principal amount of debt outstanding under this facility was US$1,170.0 million.

On April 28, 2009, OJSC VimpelCom signed an amendment agreement relating to the EUR 600.0 million term loan facility agreement dated October 15, 2008, as amended and restated by a first amendment agreement dated November 12, 2008 and further amended by a second amendment agreement dated February 11, 2009 arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc., Sumitomo Mitsui Banking Corporation Europe Limited and Westlb AG, London Branch as mandated lead arrangers and bookrunners with Standard Bank Plc. acting as agent. In accordance with the terms of the amendment agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the requirement to maintain a minimum level of total shareholders equity from US$3,000.0 million to US$2,000.0 million, which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement to maintain a minimum level of total shareholders equity of US$3,000.0 million will be returned. As of September 30, 2009, the principal amount of debt outstanding under this facility was EUR 551.0 million, or approximately US$805.8 at the exchange rate as of September 30, 2009.

On August 28, 2009, OJSC VimpelCom signed a loan agreement with Sberbank in the amount of RUB 10,000.0 million, equivalent to approximately US$316.1 million at the exchange rate as of August 28, 2009. The loan is unsecured and matures on April 30, 2013. According to the provisions of the loan agreement, the interest rate of 15.0% per annum may be increased up to 15.25% per annum in case of occurrence of certain events specified in the loan agreement. The interest rate can also be raised unilaterally by Sberbank upon 30 days notice, in which case OJSC VimpelCom will have the right to prepay the loan in full without penalty at any time within 30 days after receipt of the notice. On August 31, 2009, OJSC VimpelCom made a drawdown under this loan agreement in the amount of RUB 10,000.0 million, equivalent to approximately US$316.8 million at the exchange rate as of August 31, 2009. At the time of drawdown the actual interest rate under this loan was 15.0% per annum. As of September 30, 2009, the principal amount of debt outstanding under this facility was RUB 10,000.0 million, equivalent to approximately US$332.3 million at the exchange rate as of September 30, 2009.

On May 22, 2009, OJSC VimpelCom acceded as a guarantor to the term facility agreement entered into on January 25, 2007, by Golden Telecom and its wholly owned subsidiaries GTS Finance, Inc. and LLC EDN Sovintel, with Citibank, N.A., London Branch, and ING Bank N.V. as mandated lead arrangers, Citibank International plc as agent and certain other banks and financial institutions as lenders.

In September 2009, Sotelco signed a loan agreement with China Construction Bank in the amount of US$18.8 million. This facility will be used to refinance short-term vendor financing provided by Huawei Technologies Co., Ltd. to Sotelco and guaranteed by OJSC VimpelCom for purchases of telecommunications equipment in 2008 and 2009, which is included in short-term debt as of September 30, 2009, in the amount of US$16.6 million. The China Construction Bank facility is guaranteed by the Sinosure export credit agency and guaranteed by OJSC VimpelCom. The loan agreement became effective on October 26, 2009. The principal amount will be repaid in 10 equal semi-annual payments starting from December 2011. The facility bears interest at a rate equal to 6-month LIBOR+2.1% per annum. The maturity date of the loan is June 2016.

In April 2007, OJSC VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represented 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to OJSC VimpelCom an option to acquire the entire 33.3% Freevale Enterprises interest held by the purchaser and, simultaneously, OJSC VimpelCom granted to the purchaser an option to sell to OJSC VimpelCom the 33.3% Freevale Enterprises interest held by the purchaser. Under the terms of the options, the future price was to be based on a formula; however in no event could the future price be less than US$57.5 million or more than US$60.0 million. The sale consideration paid to OJSC VimpelCom was accounted for as a secured borrowing of US$20.0 million. On September 23, 2009, upon the purchaser’s exercise of the option to sell to OJSC VimpelCom its 33.3% interest in Freevale Enterprises, OJSC VimpelCom completed the purchase of the interest for a total consideration of US$57.5 million. As a result of the transaction, OJSC VimpelCom’s indirect ownership in Unitel increased to 100.0%. The transaction was accounted for as a repayment of debt. As of September 30, 2009, there was no amount of debt outstanding under this agreement.

OJSC VimpelCom may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for new debt securities in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, OJSC VimpelCom’s liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Investing Activities

OJSC VimpelCom’s investing activities during the first nine months of 2009 included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of its mobile networks. In the first nine months of 2009, OJSC VimpelCom’s total payments for purchases of equipment, intangible assets, software and other non-current assets were approximately US$653.4 million, compared to US$1,731.5 million during the first nine months of 2008. In the first nine months of 2009, OJSC VimpelCom did not have any payments in respect of acquisitions, compared to US$4,133.2 million during the first nine months of 2008.

On May 29, 2009, OJSC VimpelCom agreed to amend the terms of the US$350.0 million loan facility to Crowell Investments Limited, which was originally entered into on February 11, 2008. The term of the loan facility was extended until February 11, 2014. The security interest granted by Crowell Investments Limited to OJSC VimpelCom over 25.0% of the shares of Limnotex Developments Limited was replaced by a security interest over 100% of the shares of Menacrest, the parent company of LLC Sky Mobile.

On September 16, 2009, OJSC VimpelCom signed an agreement for the acquisition of a 78.0% stake in Millicom Lao Co., Ltd., a mobile telecommunications operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22.0% of Millicom Lao Co., Ltd. is owned by the government of the Lao PDR, as represented by the ministry of finance. The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102.0 million. Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

Future Liquidity and Capital Requirements

Telecommunications service providers require significant amounts of capital to construct and maintain networks, offer new products and services and attract subscribers. In the foreseeable future, OJSC VimpelCom’s network maintenance, further expansion of its networks and development of its business will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies.

OJSC VimpelCom’s capital expenditures (excluding acquisitions) for the first nine months of 2009 were approximately US$391.4 million for the purchase of property and other long-lived assets and for the first nine months of 2008 were approximately US$1,715.3 million. OJSC VimpelCom’s capital expenditures (excluding acquisitions) in the fourth quarter of 2009 and in 2010 will mainly consist of network roll-out for both 2G and 3G and maintenance expenditures (excluding acquisitions). OJSC VimpelCom’s management expects its total capital expenditures (excluding acquisitions) in 2009 to be approximately 10.0%-12.0% of its 2009 annual consolidated net operating revenues. This percentage range represents a smaller portion of annual consolidated net operating revenues than the approximately 25.4% of consolidated net operating revenues for 2008. This decline is mainly due to adverse economic conditions and historical traffic trends in response to which OJSC VimpelCom management took a conservative approach to capital investments and to internal targets for return on capital investments. The decline in 2009 capital investments in U.S. dollar reporting currency terms is also linked to the devaluation of functional currencies of OJSC VimpelCom and most of its subsidiaries because some capital investment are made in functional currencies. The actual amount of OJSC VimpelCom’s capital expenditures (excluding acquisitions) for the fourth quarter of 2009 and for 2010 will depend on market development and its performance.

OJSC VimpelCom’s management anticipates that the funds necessary to meet OJSC VimpelCom’s current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by OJSC VimpelCom;

•	operating cash flows;

•	export credit agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to OJSC VimpelCom;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

OJSC VimpelCom’s management believes that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet its projected capital requirements for the next twelve months.

OJSC VimpelCom’s management expects positive cash flows from operations will continue to provide it with internal sources of funds. The availability of external financing is difficult to predict because it depends on many factors, including the success of OJSC VimpelCom’s operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that OJSC VimpelCom will need to raise will be influenced by the actual pace of traffic growth over the period, network construction, its acquisition plans and its ability to continue revenue growth and stabilize ARPU. For the risks associated with OJSC VimpelCom’s ability to meet its financing needs, see Item 3 (Key Information – D. Risk Factors – Risks Related to Our Business – We anticipate that we will need additional capital and we may not be able to raise it) in the OJSC VimpelCom 2008 Annual Report.

Certain Factors Affecting OJSC VimpelCom’s Financial Position and Results of Operations

OJSC VimpelCom’s financial position and results of operations for the first nine months of 2009 as reflected in its unaudited condensed consolidated financial statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, OJSC VimpelCom introduced a number of Russian rouble-denominated tariff plans, which could expose it to additional inflationary risk. Please also see Item 3 (Key Information – D. Risk Factors – Risks Related to Our Business – Sustained periods of high inflation may materially adversely affect our business) in the OJSC VimpelCom 2008 Annual Report. Inflation affects the purchasing power of OJSC VimpelCom’s mass market subscribers. For the nine months ended September 30, 2009 and 2008, Russia’s inflation rates were 8.1% and 10.6%, respectively. For the nine months ended September 30, 2009 and 2008, inflation rates in Ukraine were 9.1% and 16.1%, respectively, in Kazakhstan 4.7% and 8.1%, respectively, in Uzbekistan 4.5% and 4.2%, respectively, in Armenia 2.7% and 4.9%, respectively, in Tajikistan 4.5% and 12.7%, respectively and in Georgia were 0.7% and 5.3%, respectively.

Foreign Currency Translation

The OJSC VimpelCom Interim Financial Statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K are presented in U.S. dollars. Amounts included in these interim financial statements were presented in accordance with SFAS No. 52 using the current rate method of currency translation with the U.S. dollar as the reporting currency.

Russia. The national currency of Russia is the Russian rouble. OJSC VimpelCom has determined that the functional currency for Russia is the Russian rouble. As of September 30, 2008 and 2009, the official Central Bank of Russia Russian rouble-U.S. dollar exchange rates were 25.2464 and 30.0922 Russian roubles per U.S. dollar, respectively. During the first nine months of 2009 the average Russian rouble-U.S. dollar exchange rate was 35.1% lower than the average Russian rouble-U.S. dollar exchange rate during first nine months of 2008.

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. OJSC VimpelCom has determined that the functional currency of its subsidiary in Kazkakhstan is the Kazakh tenge, as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. As of September 30, 2008 and 2009, the official National Bank of Kazakhstan tenge-U.S. dollar exchange rates were 119.81 and 150.95 Kazakh tenge per U.S. dollar, respectively. During the first nine months of 2009 the average Kazakh tenge-U.S. dollar exchange rate was 22.0% lower than the average Kazakh tenge-U.S. dollar exchange rate during first nine months of 2008.

Ukraine. The national currency of Ukraine is the Ukrainian hryvnia. OJSC VimpelCom has determined that the functional currency of its subsidiary in Ukraine is the Ukrainian hryvnia, as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. As of September 30, 2008 and 2009, the official National Bank of Ukraine hryvnia-U.S. dollar exchange rates were 4.86 and 8.01 Ukrainian hryvnia per U.S. dollar, respectively. During the first nine months of 2009 the average Ukrainian hryvnia-U.S. dollar exchange rate was 56.1% lower than the average hryvnia-U.S. dollar exchange rate during first nine months of 2008.

Tajikistan. The national currency of Tajikistan is the Tajik somoni. OJSC VimpelCom has determined that the functional currency of its subsidiary in Tajikistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan.

Uzbekistan. The national currency of Uzbekistan is the Uzbek sum. OJSC VimpelCom has determined that the functional currency of its subsidiary in Uzbekistan is the U.S. dollar, as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan.

Armenia. The national currency of Armenia is the Armenian dram. OJSC VimpelCom has determined that the functional currency of its subsidiary in Armenia is the Armenian dram, as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. As of September 30, 2008 and 2009, the official Central Bank of Armenia Armenian dram-U.S. dollar exchange rates were 302.12 and 384.28 Armenian drams per U.S. dollar, respectively. During the first nine months of 2009 the average Armenian dram-U.S. dollar exchange rate was 16.7% lower than the average Armenian dram-U.S. dollar exchange rate during first nine months of 2008.

Georgia. The national currency of Georgia is the Georgian lari. OJSC VimpelCom has determined that the functional currency of its subsidiary in Georgia is the Georgian lari, as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. As of September 30, 2008 and 2009, the official Georgian lari-U.S. dollar exchange rates were 1.4050 and 1.6771 lari per U.S. dollar, respectively. During the first nine months of 2009 the average Georgian lari-U.S. dollar exchange rate was 13.6% lower than the average Georgian lari-U.S. dollar exchange rate during first nine months of 2008.

Conversion of foreign currencies that are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

OJSC VimpelCom has implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which it operates, as further described under “– Quantitative and Qualitative Disclosures about Market Risk” below.

Off-balance Sheet Arrangements

OJSC VimpelCom did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

OJSC VimpelCom is exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on its obligations. In accordance with OJSC VimpelCom’s policies, it does not enter into any treasury management transactions of a speculative nature.

Historically, OJSC VimpelCom’s tariff plans for mobile services in Russia, its biggest market, have been linked to the U.S. dollar. However, in 2006, OJSC VimpelCom introduced a number of Russian rouble-denominated tariff plans and fixed its Russian rouble - U.S. dollar exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, OJSC VimpelCom also changed the functional currency of its Russian operations from the U.S. dollar to the Russian rouble and in the third and fourth quarters of 2006, amended the terms of most of its supplier agreements for payment to be made in Russian roubles instead of U.S. dollars. Nonetheless, a significant amount of OJSC VimpelCom’s costs, expenditures and liabilities continue to be denominated in U.S. dollars. OJSC VimpelCom is required to collect revenues from its subscribers and from other Russian telecommunications operators for interconnect charges in Russian roubles. To the extent permitted by Russian law, OJSC VimpelCom holds part of its readily available cash in U.S. dollars and euros in order to manage against the risk of rouble devaluation. In 2008 and 2009 OJSC VimpelCom entered into forward, swap and option agreements (to buy U.S. dollars for Russian roubles) with BNP Paribas, Citibank, Deutsche Bank, VTB and certain other banks to hedge its obligations. In accordance with OJSC VimpelCom’s treasury policy, it hedged the majority of its financial obligations due in 2009. Nonetheless, if the U.S. dollar or euro value of the Russian rouble were to dramatically decline, OJSC VimpelCom could have difficulty repaying or refinancing its foreign currency denominated indebtedness. An increase in the Russian rouble value of the U.S. dollar or euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian rouble value of OJSC VimpelCom’s U.S. dollar or euro denominated liabilities. Accordingly, fluctuations in the value of the Russian rouble against the U.S. dollar or the euro could adversely affect OJSC VimpelCom’s financial condition and results of operations.

OJSC VimpelCom keeps part of its cash and cash equivalents in interest bearing accounts, in U.S. dollars and euros, in order to manage against the risk of devaluation of its functional currencies. OJSC VimpelCom maintains bank accounts denominated in Russian roubles, U.S. dollars, euros and in the national currencies of the countries in which it operates. Although OJSC VimpelCom attempts to match revenue and cost in terms of their respective currencies, it may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains or losses.

In order to minimize OJSC VimpelCom’s foreign exchange exposure to fluctuations in the Russian rouble exchange rate, it is migrating some of its U.S. dollar based costs to Russian rouble based costs to balance assets and liabilities and revenues and expenses denominated in Russian roubles. However, this migration might increase OJSC VimpelCom’s cost exposure to Russian rouble inflationary pressure. Some of OJSC VimpelCom’s equipment financing obligations are denominated in euros, which exposes it to risks associated with the changes in euro exchange rates. OJSC VimpelCom’s treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

The following table summarizes information, as of September 30, 2009, about the maturity of OJSC VimpelCom’s financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. For information regarding changes in OJSC VimpelCom’s outstanding indebtedness subsequent to September 30, 2009, see “– Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments.”

Aggregate nominal amount of total debt denominated in foreign currency outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2009	2010	2011	2012	2013	2014	Thereafter	Fair Value as of September 30, 2009
Total debt:
Fixed Rate (US$)	3,120.2	2,835.4	2,650.6	2,400.6	1,600.0	1,600.0	1,600.0	3,670.6
Average interest rate	8.8%	8.8%	8.9%	8.7%	8.8%	8.8%	8.8%	—
Variable Rate (€)	660.7	327.7	—	—	—	—	—	832.3
Average interest rate	4.0%	4.0%	—	—	—	—	—	—
Variable Rate (US$)	1,577.2	620.3	91.5	26.1	17.4	8.7	—	1,812.5
Average interest rate	2.6%	2.5%	2.1%	3.2%	3.2%	3.2%	—	—
	5,358.1	3,783.4	2,742.1	2,426.7	1,617.4	1,608.7	1,600.0	6,315.4

OJSC VimpelCom USD/RUB Derivative Instruments

As of September 30, 2009, the total notional amount of OJSC VimpelCom’s derivative instruments amounted to US$357.0 million, including US$190.0 million of Sovintel interest rate swap instruments and US$167.0 million of OJSC VimpelCom USD/RUB forwards instruments. These derivatives are considered to be economic hedges, but for financial accounting purposes they have not been accounted for as hedges.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of September 30, 2009
		(US$ in millions)
Forwards (total)		166.7	(49.3)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 39.72 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	87.5	(27.7)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 39.53 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	13.6	(4.3)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.32 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	7.5	(2.0)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.33 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	11.9	(3.1)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.50 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	2.8	(0.7)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.55 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	24.8	(6.6)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.57 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	10.5	(2.8)
Forward agreement to purchase U.S. dollars for Russian roubles at a fixed rate of 38.68 Russian roubles per U.S. dollar	Foreign Currency Exchange Rate Risk	8.1	(2.1)
Interest Rate Swaps (total)		190.0	(6.6)
Swap agreement to transfer floating U.S. dollars interest rate (LIBOR 3M) to a fixed interest rate of 4.355% in the event the LIBOR 3M floating rate is equal to no greater than 5.4%	Interest Rate Risk	190.0	(6.6)

OJSC VimpelCom’s cash and cash equivalents are not subject to any material interest rate risk.

Open Joint Stock Company “Vimpel-Communications”

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month periods

ended September 30, 2009 and 2008

Open Joint Stock Company “Vimpel-Communications”

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

Assets	September 30, 2009	December 31, 2008
Current assets:	(unaudited)	(audited)
Cash and cash equivalents	$2,522,315	$914,683
Trade accounts receivable, net of allowance for doubtful accounts	443,337	475,667
Inventory	81,782	142,649
Deferred income taxes	69,918	82,788
Input value added tax	132,725	182,045
Due from related parties	282,764	168,196
Other current assets	196,862	440,479

Total current assets	3,729,703	2,406,507

Property and equipment, net	5,596,367	6,425,873
Telecommunications licenses, net	593,576	764,783
Goodwill	3,287,563	3,476,942
Other intangible assets, net	730,954	882,830
Software, net	418,181	549,166
Investments in associates	458,624	493,550
Other assets	754,581	725,502

Total assets	$15,569,549	$15,725,153

Liabilities and equity
Current liabilities:
Accounts payable	$505,048	$896,112
Due to employees	111,092	105,795
Due to related parties	16,682	7,492
Accrued liabilities	387,009	288,755
Taxes payable	348,130	152,189
Customer advances, net of VAT	309,117	425,181
Customer deposits	27,383	29,557
Short-term debt (Note 4)	2,476,256	1,909,221

Total current liabilities	4,180,717	3,814,302

Deferred income taxes	546,753	644,475
Long-term debt (Note 4)	5,592,579	6,533,705
Other non-current liabilities	174,996	122,825

Commitments, contingencies and uncertainties (Note 10)	—	—

Equity (Note 8):
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—

Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,683,660 shares outstanding (December 31, 2008: 50,617,408)	92	92
Additional paid-in capital	1,448,335	1,445,426
Retained earnings	4,110,193	3,271,878
Accumulated other comprehensive loss	(429,786)	(88,941)
Treasury stock, at cost, 597,362 shares of common stock (December 31, 2008: 663,614)	(229,202)	(239,649)

Total VimpelCom shareholders’ equity	4,899,632	4,388,806

Noncontrolling interest	174,872	221,040

Total equity	5,074,504	4,609,846

Total liabilities and equity	$15,569,549	$15,725,153

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share (ADS) amounts)

	Nine months ended September 30,
	2009	2008
Operating revenues:
Service revenues	$6,298,463	$7,510,318
Sales of equipment and accessories	86,998	43,529
Other revenues	14,694	13,246

Total operating revenues	6,400,155	7,567,093

Revenue based tax	(5,839)	(5,496)

Net operating revenues	6,394,316	7,561,597

Operating expenses:
Service costs	1,370,952	1,683,745
Cost of equipment and accessories	85,564	41,960
Selling, general and administrative expenses	1,710,198	2,051,296
Depreciation	1,000,201	1,141,542
Amortization	213,947	266,460
Provision for doubtful accounts	42,974	48,716

Total operating expenses	4,423,836	5,233,719

Operating income	1,970,480	2,327,878

Other income and expenses:
Interest income	41,310	57,377
Net foreign exchange gain/(loss)	(397,191)	(130,280)
Interest expense	(434,802)	(342,039)
Equity in net gain/(loss) of associates	(25,754)	2,681
Other (expenses)/income, net	(8,124)	(18,190)

Total other income and expenses	(824,561)	(430,451)

Income before income taxes and noncontrolling interest	1,145,919	1,897,427
Income tax expense	309,665	512,811

Net income	836,254	1,384,616
Net income/ (loss) attributable to the noncontrolling interest	(2,136)	44,554

Net income attributable to VimpelCom	$838,390	$1,340,062

Basic EPS (Note 7) :
Net income attributable to VimpelCom per common share	$16.56	$26.42

Weighted average common shares outstanding (thousand)	50,628	50,728
Net income attributable to VimpelCom per ADS equivalent	$0.83	$1.32

Diluted EPS (Note 7) :
Net income attributable to VimpelCom per common share	$15.96	$26.42

Weighted average diluted shares (thousand)	52,532	50,728
Net income attributable to VimpelCom per ADS equivalent	$0.80	$1.32

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Nine months ended September 30,
	2009	2008
Operating activities
Net cash provided by operating activities	$2,761,844	$2,585,945

Investing activities
Purchases of property and equipment	(482,455)	(1,381,831)
Purchases of intangible assets	(13,067)	(72,560)
Purchases of software	(128,001)	(211,676)
Acquisition of subsidiaries, net of cash acquired	—	(4,133,158)
Late payment for investment in associate	(12,424)	—
Exercise of escrow cash deposit	—	200,170
Loan granted	—	(350,000)
Short-term deposits	—	(101,343)
Purchases of other assets, net	(29,877)	(65,512)

Net cash used in investing activities	(665,824)	(6,115,910)

Financing activities
Proceeds from bank and other loans	1,226,137	5,420,987
Proceeds from sale of treasury stock	—	25,488
Repayments of bank and other loans	(1,691,052)	(427,072)
Payments of fees in respect of debt issues	(51,516)	(55,027)
Net proceeds from employee stock options	5,412	—
Purchase of noncontrolling interest in consolidated subsidiaries	(439)	(992,825)
Payment of dividends to noncontrolling party	(718)	(587,302)
Purchase of treasury stock	—	(114,476)

Net cash (used in)/ provided by financing activities	(512,176)	3,269,773

Effect of exchange rate changes on cash and cash equivalents	23,788	(16,197)

Net increase/ (decrease) in cash and cash equivalents	1,607,632	(276,389)
Cash and cash equivalents at beginning of period	914,683	1,003,711

Cash and cash equivalents at end of period	$2,522,315	$727,322

Supplemental cash flow information
Cash paid during the period:
Income tax	$277,402	$523,368
Interest	285,070	204,428

Non-cash activities:
Equipment acquired under financing agreements	190	60,145
Accounts payable for equipment and other long-lived assets	128,150	296,881

Acquisitions:
Fair value of assets acquired	—	2,643,841
Fair value of noncontrolling interest acquired	—	206,129
Difference between the amount paid and the fair value of net assets acquired	—	3,517,062
Consideration for the acquisition of subsidiaries	—	(5,346,729)

Change in fair value of liabilities assumed	$—	$1,020,303

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine-month periods ended September 30, 2009 and 2008

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

Effective since September 15, 2009 the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) became the only source of authoritative US generally accepted accounting principles (“US GAAP”) recognized by FASB. ASC supersedes all then-existing non-SEC accounting and reporting standards. The adoption of ASC resulted in modifications of accounting and reporting references with codification in ASC.

The accompanying unaudited condensed consolidated financial statements of Open Joint Stock Company “Vimpel – Communications” (“VimpelCom” or the ”Company”) have been prepared in accordance with US GAAP for interim financial information and with the instructions of the United States Securities and Exchange Commission (“SEC”) to Form 10-Q and Article 10 of Regulation S-X, primarily codified in ASC 270-10-S99, Interim Reporting-Overall-SEC materials.

In the opinion of VimpelCom’s management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation of financial position, results of operations and cash flow for the interim periods have been included. Operating results for nine-month period ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ended December 31, 2009. For further information, refer to VimpelCom’s audited consolidated financial statements for the year ended December 31, 2008.

The balance sheet at December 31, 2008, presented herein has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete annual financial statements.

The Company changed its reporting currency from the US dollar to the Russian ruble effective as of January 1, 2009. The Company presented certain financial information for the first three quarters of 2009 in Russian rubles.

Following the recently announced plans by the Company’s two strategic shareholders to combine their holdings under a new company, VimpelCom Ltd, and in connection with regulatory filings relating to that transaction, the Company decided to maintain the US dollar as its reporting currency. These financial statements are presented in US dollars. Amounts included in these interim financial statements for the nine-month period ended September 30, 2009 were recast using the current rate method of currency translation as though the US dollar was the reporting currency in that period.

All amounts reported in these financial statements are stated in thousands of US dollars, except for share and per share (ADS) amounts or unless otherwise indicated.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Basis of Presentation and Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7-9 years
Fixed line telecommunications equipment	3-12 years
Fiber-optic equipment	9-10 years
Buildings and constructions	20 years
Electronic exchange devices	7 years
Office and measuring equipment, vehicles and furniture	5-10 years

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Capitalized leasehold improvement costs for base station positions are depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when qualifying expenditures are made, development activities commence and interest costs are incurred.

Revenue Recognition

VimpelCom generates revenues from providing voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment and accessories. Service revenues include revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect revenue, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from mobile or fixed subscribers of other operators and that traffic terminates on VimpelCom’s network. Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services. The cost of content revenue relating to VAS is presented net of related costs when the Company acts as an agent of the content providers. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Service revenue is generally recognized when the services (including VAS and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Prepaid cards do not have expiration dates but are subject to statutory expiration periods, and unused balances are added to service revenue when cards expire. Also, VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from mobile equipment sales, such as handsets, are recognized in the period in which the equipment is sold.

Revenue from Internet services is measured primarily by monthly fees and internet-traffic volume which has been not included in monthly fees. Revenue from service contracts is accounted for when the services are

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Basis of Presentation and Significant Accounting Policies (continued)

provided. Payments from customers for fixed-line equipment are not recognized as revenue until installation and testing of such equipment are completed and accepted by the customer. Domestic Long Distance/International Long Distance (“DLD/ILD”) and zonal revenues are recorded gross or net depending on the contractual arrangements with the end-users. The Company recognizes DLD/ILD and zonal revenues from local operators net of payments to these operators for interconnection and agency fees when local operators establish end-user tariffs and assume credit risk.

Revenues are stated net of value-added tax and sales tax charged to customers.

In accordance with the provisions of ASC 605-10-S25-3, Revenue-Overall-SEC Recognition-Delivery and Performance, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally 32 months for mobile subscribers and from 5 to 29 years for fixed line subscribers. The Company also defers direct incremental costs related to connection fees for fixed line subscribers, in an amount not exceeding the revenue deferred.

Income Taxes

For purposes of these interim condensed consolidated financial statements, VimpelCom recognizes tax expense on the basis of the expected effective tax rate for the financial year 2009. At the end of each interim period VimpelCom makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year, with that rate being used to record income taxes on a current year-to-date basis. The effective tax rate reflects anticipated tax credits, non-deductible expenses and other permanent differences, adjustments and other valuation movements. Discrete events are included in the period in which they occur and are not included in the expected rate for the year.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, primarily codified in ASC 820, Fair Value Measurements and Disclosures. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis where it is required by other GAAP. ASC 820, Fair Value Measurements and Disclosures, is effective for nonfinancial assets and liabilities for fiscal years beginning after November 15, 2008. VimpelCom adopted ASC 820, Fair Value Measurements and Disclosures, for nonfinancial assets and liabilities on January 1, 2009, which did not have a material impact on VimpelCom’s results of operations or financial position.

On December 4, 2007, the FASB issued SFAS No. 141(R), Business Combinations, and SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51, primarily codified in ASC 805, Business Combinations and ASC 810-10, Consolidation-Overall, respectively. These new standards significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. Under ASC 805, Business Combinations, acquisition related costs should not be capitalized any longer but expensed as incurred. With few

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Basis of Presentation and Significant Accounting Policies (continued)

exceptions assets acquired and liabilities assumed should be measured at fair value using market participant assumptions in accordance with ASC 820, Fair value measurements and Disclosures. Noncontrolling interest should be measured at fair value as of the acquisition date that results in the recognition of the goodwill attributable to the noncontrolling interest in addition to that attributable to the Company. Under ASC 810-10, Consolidation-Overall, noncontrolling interest in a consolidated subsidiary should be displayed in the consolidated statement of financial position as a separate component of equity. Losses attributable to the parent and the noncontrolling interest in a subsidiary should be attributed to that interest, even if that attribution results in a deficit noncontrolling interest balance. In a business combination achieved in stages (step acquisition) the Company should remeasure its previously held equity interest in the acquiree at acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings. The Company adopted SFAS No.141(R) (ASC 805, Business Combinations) and SFAS No.160 (ASC 810-10, Consolidation-Overall) on January 1, 2009 prospectively except for classification of non-controlling interest and disclosure that shall be applied retrospectively for all periods presented. If the previous requirement in ASC 810-10-45-7, Consolidation-Overall-Other Presentation Matters, had been applied in the year of adoption, VimpelCom’s consolidated net income attributable to VimpelCom and earnings per share would have been the following (pro-forma):

Pro-forma for nine months ended September 30, 2009
Income before income taxes and noncontrolling interest	$1,145,919
Income tax expense	309,665

Net income	836,254
Net income attributable to the noncontrolling interest	13,121

Net income attributable to VimpelCom	$823,133

Basic EPS:
Net income attributable to VimpelCom per common share	$16.26

Weighted average common shares outstanding (thousand)	50,628
Net income attributable to VimpelCom per ADS equivalent	$0.81

Diluted EPS :
Net income attributable to VimpelCom per common share	$15.67

Weighted average diluted shares (thousand)	52,532
Net income attributable to VimpelCom per ADS equivalent	$0.78

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133, primarily codified in ASC 815-10, Derivatives and Hedging-Overall. SFAS No. 161 (ASC 815-10) is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 (ASC 815-10) is effective for fiscal years beginning after November 15, 2008. The adoption of this statement resulted in the Company expanding its disclosures relative to its derivative instruments and hedging activity (see Note 5).

In April 2009, the FASB issued FASB Staff Position FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, primarily codified in 825-10-65-1, Financial Instruments-Overall-Transition and Open Effective Date Information. These staff positions requires enhanced disclosures on financial

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1. Basis of Presentation and Significant Accounting Policies (continued)

instruments, and are effective for interim and annual reporting periods beginning in our second quarter and have increased quarterly disclosures but did not have an impact on our financial position and results of operations (see Note 6).

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, primarily codified in ASC 855, Subsequent Events. SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for interim and annual financial periods ending after June 15, 2009 and is applied prospectively. The adoption of SFAS No. 165 resulted in the Company expanding its disclosure relative to the date through which the Company has evaluated subsequent events and the basis for that date (see Note 11).

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), primarily codified in ASC 810-10, Consolidation-Overall. SFAS 167 amends FIN 46(R), to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This statement is effective for both interim and annual periods as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, and VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

In October 2009 FASB issued ASU 2009-13, Revenue Recognition codified in ASC 605-25, Revenue Recognition – Multiple Element Arrangement. ASU 2009-13 eliminates the use of the residual method of allocation and requires use of the relative-selling price method. ASU 2009-13 expands the disclosures required for multiple-element revenue arrangements. ASU 2009-13 is effective for both interim and annual periods as of the beginning of reporting entity’s first annual reporting period that begins after June 15, 2010 with earlier application permitted for full annual periods. VimpelCom is currently evaluating its impact on the Company’s financial position and results of operations.

2. Sotelco Ltd. and GTEL-Mobile

On May 18, 2009, VimpelCom launched mobile operations in Cambodia. Mobile services were launched under VimpelCom’s “Beeline” brand via its subsidiary Sotelco Ltd. which holds a GSM 900/1800 license and related frequencies for the territory of Cambodia.

On July 20, 2009, VimpelCom launched its mobile operations in Vietnam under the “Beeline” brand via JSC GTEL-Mobile (“GTEL-Mobile”), its mobile telecommunications joint venture in Vietnam.

3. Business Combinations

On September 16, 2009, VimpelCom signed an agreement for the acquisition of a 78% stake in Millicom Lao Co., Ltd., a mobile telecom operator with operations in the Lao PDR, from Millicom Holding B.V. (Netherlands) and Cameroon Holdings B.V. (Netherlands). The remaining 22% of Millicom Lao Co., Ltd. is owned by the Government of the Lao PDR, as represented by the Ministry of Finance.

The purchase price for the acquisition will be determined on the completion date and will be based on an enterprise value of Millicom Lao Co., Ltd. of US$102,000.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

3. Business Combinations (continued)

Completion of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of regulatory approvals.

4. Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt and lines of credit and issued notes to fund operations, including capital expenditures.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness, capital lease obligations and other debt as of:

	September 30, 2009	December 31, 2008
Bank loans, less current portion	$5,443,779	$6,405,492
Long-term portion of equipment financing	148,399	127,807
Long-term portion of capital leases	401	406

Total long-term debt	$5,592,579	$6,533,705

Bank loans, current portion	$2,352,196	$1,705,777
Short-term portion of equipment financing	123,161	88,704
Short-term portion of capital leases	899	739
Other debt	—	114,001

Bank and other loans, current portion	$2,476,256	$1,909,221

On March 10, 2009, VimpelCom signed a loan agreement with Sberbank in the amount of RUR8,000 million (the equivalent to US$223,855 at the exchange rate as of March 10, 2009). The loan agreement matures on December 27, 2011. According to the provisions of the loan agreement, the interest rate of 17.5% per annum may be increased up to 19.0% per annum in case of occurrence of certain events. On May 29, 2009, VimpelCom made a drawdown in the amount of RUR8,000 million (the equivalent to US$255,380 at the exchange rate as of May 29, 2009) under this loan agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 17.5% per annum. VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 17.5% to 17.25% per annum and the maximum interest rate from 19.0% to 18.75%, starting from June 28, 2009, in accordance with the terms of the loan agreement. VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 17.25% to 16.25% per annum and the maximum interest rate from 18.75% to 17.75%, starting from September 01, 2009, in accordance with the terms of the loan agreement. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of RUR8,485 million (the equivalent to US$281,967 at the exchange rate as of September 30, 2009). As of September 30, 2009, the principal amount of debt outstanding under this facility was RUR8,000 million (the equivalent to US$265,850 at the exchange rate as of September 30, 2009).

On March 10, 2009, VimpelCom also signed a loan agreement with Sberbank in the amount of US$250,000. The loan agreement matures on December 27, 2012. According to the provisions of the loan agreement, the interest rate of 12.0% per annum may be increased up to 13.0% per annum in case of occurrence of certain events. On May 29, 2009, VimpelCom made a drawdown in the amount of US$250,000 under this loan

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

4. Short and Long Term Debt (continued)

agreement. At the moment of the drawdown, the actual interest rate under this loan facility was 12.0% per annum. VimpelCom agreed with Sberbank to decrease the interest rate on this loan facility from 12.0% to 11.5% per annum and the maximum interest rate from 13.0% to 12.5%, starting from June 28, 2009. VimpelCom also agreed with Sberbank to decrease the interest rate on this loan facility from 11.5% to 11.00% per annum and the maximum interest rate from 12.5% to 12.0%, starting from September 01, 2009. The indebtedness under this loan agreement is secured by the pledge of telecommunication equipment in the amount of US$325,764. As of September 30, 2009, the principal amount of debt outstanding under this facility was US$250,000.

VimpelCom has also agreed with Sberbank to increase the interest rate on the outstanding loan facility signed on February 14, 2008 from 11.0% to 13.0% per annum, starting from March 1, 2009, in accordance with the terms of the loan agreement.

On March 24, 2009, VimpelCom signed a loan agreement with HVB (as amended on May 22, 2009) in the amount of US$160,250. The facility is guaranteed by EKN export credit agency. The purpose of this facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The principal amount will be repaid in 14 equal semi-annual payments plus interest equal to 6-month LIBOR+1.95% per annum. The loan includes two tranches with an availibility period for the second tranche until December 15, 2009. On June 10, 2009, VimpelCom made a drawdown of the first tranche in the amount of US$61,000. The maturity date of the first tranche is December 2015. The principal amount of debt outstanding under this loan as of September 30, 2009 was US$57,037.

On April 28, 2009, VimpelCom signed an Amendment Agreement in relation to a US$3,500,000 Facility Agreement dated February 8, 2008, and as amended by an Amendment and Transfer Agreement dated March 28, 2008 arranged by ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc., ING Bank N.V. and UBS Limited as Mandated Lead Arrangers and Bookrunners with Citibank International plc acting as Agent. In accordance with the terms of the Amendment Agreement, certain financial covenants and general undertakings were changed, including, among others, decrease of the requirement to the minimum level of the Total Shareholders Equity from US$3,000,000 to US$2,000,000 which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement of the minimum level of the Total Shareholders Equity will be returned to the level of US$3,000,000. As of September 30, 2009, the principal amount of debt outstanding under this facility was US$1,170,000.

On April 28, 2009, VimpelCom signed an Amendment Agreement relating to a EUR600 million Term Loan Facility Agreement dated October 15, 2008, as amended and restated by a first amendment agreement dated November 12, 2008 and further amended by a second amendment agreement dated February 11, 2009 arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Capital, BNP Paribas, Commerzbank Aktiengesellschaft, Standard Bank Plc., Sumitomo Mitsui Banking Corporation Europe Limited and Westlb AG, London Branch as Mandated Lead Arrangers and Bookrunners with Standard Bank Plc acting as Agent. In accordance with the terms of the Amendment Agreement certain financial covenants and general undertakings were changed, including, among others, decrease of the requirement to the minimum level of the Total Shareholders Equity from US$3,000,000 to US$2,000,000 which will be applicable to the financial statements for the first three quarters of 2009 and for the 2009 financial year. Starting from the financial statements for the first quarter of 2010 and thereafter, the requirement of the minimum level of the Total Shareholders Equity will be returned to

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

4. Short and Long Term Debt (continued)

the level of US$3,000,000. As of September 30, 2009, the principal amount of debt outstanding under this facility was EUR551 million (the equivalent to US$805,790 at the exchange rate as of September 30, 2009).

On July 14, 2009, VimpelCom issued Russian ruble-denominated bonds through LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, in an aggregate principal amount of RUR10,000 million (the equivalent to US$302,483 at the exchange rate as of July 14, 2009). The bonds are guaranteed by VimpelCom. The bonds are due on July 8, 2014. Interest will be paid semiannually. The annual interest rate for the first four payment periods is 15.2%. VimpelCom-Invest will determine the annual interest rate for subsequent periods based on market conditions. Bond holders will have the right to sell their bonds to VimpelCom-Invest when the annual interest rate for subsequent periods is announced at the end of the fourth payment period. As of September 30, 2009, the principal amount of debt outstanding under this loan was RUR10,000 million (the equivalent to US$332,312 at the exchange rate as of September 30, 2009).

On August 28, 2009, VimpelCom signed an unsecured three and a half year loan agreement with Sberbank in the amount of RUR10,000 million (the equivalent to US$316,051 at the exchange rate as of August 28, 2009). The loan agreement matures on April 30, 2013. According to the provisions of the loan agreement, the interest rate of 15.0% per annum may be increased up to 15.25% per annum in case of occurrence of certain events. On August 31, 2009, VimpelCom made a drawdown in the amount of RUR10,000 million (the equivalent to US$ 316,769 at the exchange rate as of August 31, 2009) under this loan agreement. At the moment of the drawdown the actual interest rate under this loan was 15.0% per annum. As of September 30, 2009 the principal amount of debt outstanding under this facility was RUR10,000 million (the equivalent to US$332,312 at the exchange rate as of September 30, 2009).

Other Debt

In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. Under the terms of the options, the future price was to be based on a formula; however in no event could the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary (primarly codified in ASC 480-10-55, Distinguishing Liabilities from Equity-Overall-Implementation Guidance and Illustration), the sale consideration was accounted for as a secured borrowing of US$20,000. On September 23, 2009, upon the purchaser’s exercise of the option to sell to VimpelCom 33.3% of the shares of Freevale Enterprises, VimpelCom completed the purchase of the Freevale Enterprises shares for a total consideration of US$ 57,500. As a result of the transaction, VimpelCom’s indirect ownership in Unitel increased to 100%. The transaction was accounted for as a repayment of debt. As of September 30, 2009, there was no amount of debt outstanding under this agreement.

In November and December 2008, VimpelCom issued promissory notes in the amount of RUR2,399 million (the equivalent to US$86,787 at the exchange rate as of the date of issuance). The promissory notes were issued as an advance payment to secure future services. The promissory notes were ruble-denominated and bore no

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

4. Short and Long Term Debt (continued)

interest, maturing at weekly intervals within the period up to November 2009. As of June 30, 2009, the outstanding indebtedness amounted to RUR939 million (the equivalent to US$30,009 at the exchange rate as of June 30, 2009). As of September 30, 2009, VimpelCom fully repaid the outstanding indebtedness in the amount of RUR929 million (the equivalent to US$30,872 at the exchange rate as of September 30, 2009), including some portion repaid before maturity. The gain on extinguishment of debt before maturity was US$319.

5. Derivative Instruments

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be economic hedges; however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income.

The following table represents VimpelCom’s derivatives as of September 30, 2009 and for the nine-month period ended September 30, 2009:

	As of September 30, 2009		Nine months ended September 30, 2009
Derivatives not designated as hedging	Liability derivatives		Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative
Instruments under ASC 815-10	Balance Sheet Location	Fair value
Interest rate exchange contracts	Other non-current liabilities	$5,363	Other income/ (expense)	$1,538
Foreign exchange contracts	Accrued liabilities	49,515	Net foreign exchange (loss)/gain	(28,923)

Total derivatives not designated as hedging instruments under ASC 815-10		$54,878		$(27,385)

On October 27, 2007, Sovintel entered into a three-year Interest Rate Swap agreement with Citibank, N.A. London Branch, to reduce the volatility of cash flows in the interest payments for variable-rate debt in the amount of US$225,000. Pursuant to the agreement, Sovintel will exchange interest payments on a regular basis and will pay a fixed rate equal to 4.355% in the event LIBOR floating rate is not greater than 5.4%, and otherwise Sovintel shall pay LIBOR floating rate. As of September 30, 2009, outstanding notional amount was US$190,395.

On March 5, 2008, VimpelCom entered into an option agreement (zero-cost collar) with Deutsche Bank and received a right to purchase US dollars in the amount of US$643,620 for Russian rubles at a rate not higher than 26.84 Russian rubles per one US dollar in exchange for granting to Deutsche Bank a right to sell the same amount of US dollars to VimpelCom at a rate not lower than 23.50 Russian rubles per one US dollar. Options were exercisable at various dates ranging from August 2008 to March 2009 and fully exercised as of March 31, 2009.

On October 3, 2008, VimpelCom entered into the option agreement (zero-cost collar) with Vneshtorgbank (“VTB”) and received a right to purchase US dollars in the amount of US$851,813 for Russian rubles at a rate not higher than 33.15 Russian rubles per one US dollar in exchange for the granting to VTB a right to sell the same amount of US dollars to VimpelCom at rate not lower than 24.90 Russian rubles per one US dollar. Options were exercisable at various dates ranging from April 2009 to September 2009 and fully exercised as of September 30, 2009.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

5. Derivative Instruments (continued)

In March 2009, VimpelCom entered into a series of forward agreements with BNP Paribas and Citibank to acquire US dollars in the amounts of US$101,134 and US$65,558, respectively, at rates ranging from 38.32 to 39.72 Russian rubles per one US dollar, to hedge its short-term US dollar-denominated liabilities due in the fourth quarter of 2009.

6. Fair Value of Financial Instruments

VimpelCom measures financial assets and financial liabilities at fair value on a recurring basis.

ASC 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table provides the disclosure of fair value measurements separately for each major category of assets and liabilities measured at fair value.

		Fair Value Measurements as of September 30, 2009 Using
Description	Total	Quoted prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives liabilities	54,878	—	54,878	—

Total	$54,878	—	$54,878	—

As of September 30, 2009 and December 31, 2008, the fair value of fixed and floating rate bank loans (based on future cash flows discounted at current market rates) was as follows:

	September 30,2009		December 31,2008
Loans payable	Carrying value	Fair value	Carrying value	Fair value
Eurobonds	$2,000,000	2,171,131	2,000,000	$1,262,770
US$3,500 million Loan Facility	1,170,000	1,136,851	2,000,000	1,954,077
UBS (Luxemburg) S. A.	1,178,500	1,243,904	1,417,234	1,079,265
Sberbank	1,442,548	1,466,180	829,229	836,340
EUR600 million Loan Facility	805,782	809,905	777,186	781,312
Ruble Bonds	664,624	695,246	340,363	320,337
US$275 million Loan Facility	211,558	209,022	275,000	268,860

Loans receivable
Crowell	350,000	310,821	350,000	345,812

The fair value of bank financing, equipment financing contracts and other financial instruments not included in the table above approximates carrying value.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

7. Earnings per Share

Net income attributable to VimpelCom per common share for all periods presented has been determined in accordance with ASC 260, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per American Depositary Share (“ADS”) equivalent as each ADS is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Nine months ended September 30,
	2009	2008
Numerator:	(In thousands US dollars, except share amounts)
Net income attributable to VimpelCom	$838,390	$1,340,062

Denominator:
Denominator for basic earnings per share – weighted average common shares outstanding (thousand)	50,628	50,728

Effect of dilutive securities:
Denominator for diluted earnings per share – assumed conversions (thousand)	52,532	50,728

Basic net income attributable to VimpelCom per common share	$16.56	$26.42

Diluted net income attributable to VimpelCom per common share	$15.96	$26.42

Employee stock options (representing 296,017 shares) that are out of the money as of September 30, 2009 that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented.

8. Equity and Comprehensive Income

In connection with VimpelCom’s Stock Option Plan (the “Plan”), in 2008 VimpelCom established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to facilitate repurchases of up to 4,000,000 of the Company’s ADSs, which is equivalent to 200,000 shares of the Company’s common stock (as adjusted for the change in the ADS ratio mentioned below).

In March 2007, VimpelCom’s Board of Directors (the “Board”) approved the Company’s dividend policy. Subject to the constraints and guidelines contained in the dividend policy as well as those under Russian law, the policy contemplates that the Board will recommend the payment of cash dividends annually and the amount of the annual dividend will generally be equal to at least 25% of the consolidated net income attributable to VimpelCom, as determined under US GAAP.

At the Annual General Shareholders Meeting held on June 9, 2008 the shareholders approved payment of a cash annual dividend to holders of common registered shares in the amount of 270.01 Russian rubles per common share of VimpelCom stock, or approximately US$0.57 per ADS based on Russian Central Bank exchange rate as of June 9, 2008 upon the results of the 2007 fiscal year, amounting to a total of RUR13,846 million (or approximately US$588,580 based on Russian Central Bank exchange rate as of June 9, 2008). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 15% on the dividend amount, which was approximately RUR1,864 million (or approximately US$79,080 based on Russian Central Bank exchange rate as of June 9, 2008).

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

8. Equity and Comprehensive Income (continued)

On February 4, 2009, the Board decided unanimously to recommend to the Annual General Shareholders meeting that the Company not pay dividends on its common stock based on the 2008 results. The Shareholders approved this decision at the Annual General Shareholders meeting on June 10, 2009.

ASC 810-10-50-1A, Consolidation-Overall-Disclosure-Parent with a Less-than-wholly-owned subsidiary, requires the reporting of reconciliation at the beginning and the end of the period of the carrying amount of total equity, equity attributable to the parent, and equity attributable to the noncontrolling interest.

The following table shows changes in equity for nine months ended September 30, 2009 and 2008:

	Nine Months Ended September 30, 2009			Nine Months Ended September 30, 2008
	Attributable to VimpelCom	Noncontrolling Interest	Total Equity	Attributable to VimpelCom	Noncontrolling Interest	Total Equity
Balance at beginning of period	$4,388,806	221,040	4,609,846	5,411,786	288,410	$5,700,196
Net income/(loss)	838,390	(2,136)	836,254	1,340,062	44,554	1,384,616
Foreign currency translation adjustment	(340,845)	(44,032)	(384,877)	(199,706)	(1,134)	(200,840)
Acquisition of noncontrolling interests	—	—	—	—	(105,917)	(105,917)
Dividends paid to noncontrolling party	(75)	—	(75)	—	—	—
Dividends declared	—	—	—	(580,172)	—	(580,172)
Purchase of treasury stock	—	—	—	(114,476)	—	(114,476)
Stock Option Plan accrual	2,909	—	2,909	—	—	—
Exercise of stock options	10,447	—	10,447	25,517	—	25,517

Balance at end of period	$4,899,632	174,872	5,074,504	5,883,011	225,913	$6,108,924

ASC 220-10-45-8, Comprehensive Income-Overall-Other Presentation Matters-General-Reporting Comprehensive Income-Alternative Formats for Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non–shareholder changes in net assets. For the nine months ended September 30, 2009 and 2008, comprehensive income for VimpelCom was comprised of net income and the foreign currency translation adjustment.

The following table shows each item of comprehensive income (loss) for nine months ended September 30, 2009 and 2008:

	Nine-month period ended September 30, 2009	Nine-month period ended September 30, 2008
Net income	$836,254	$1,384,616
Net income/(loss) attributable to the noncontrolling interest	(2,136)	44,554

Net income attributable to VimpelCom	838,390	1,340,062

Foreign currency translation adjustment	(384,877)	(200,840)
Foreign currency translation adjustment attributable to noncontrolling interest	(44,032)	(1,134)

Foreign currency translation adjustment attributable to VimpelCom	(340,845)	(199,706)

Total comprehensive income attributable to VimpelCom	$497,545	$1,140,356

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9. Segment Information

Management analyzes the reportable segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. The segment data for acquired operations are reflected herein from the date of their acquisitions. The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments on a regular basis primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Starting from February 28, 2008, the date of acquisition of Golden Telecom, VimpelCom’s Board and management identified Russia mobile, Russia fixed, CIS mobile and CIS fixed reporting segments based on the business activities in different geographical areas. These segments have been determined based on the nature of their operations: mobile includes activities for the providing of wireless telecommunication services to the Company’s subscribers; fixed line includes all activities for providing wireline telecommunication services, broadband and consumer Internet. Information about other business activities and operating segments that are not reportable due to non materiality of business activity was combined and disclosed in the “Other” category separate from other reconciling items. This “Other” category includes VimpelCom’s operations in Cambodia, DVB-T/DVB-H activities and VimpelCom’s respective equity in net results of operations of the Company’s associates GTEL-Mobile and Morefront Holdings Ltd.

Financial information by reportable segment for the nine-month periods ended September 30, 2009 and 2008 is presented in the following tables.

Nine months ended September 30, 2009:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$4,467,029	967,506	820,877	135,673	3,231	$6,394,316
Intersegment revenues	60,412	262,035	23,457	60,726	—	406,630
Depreciation and amortization	738,903	171,769	237,416	59,179	6,881	1,214,148
Operating income	1,642,041	180,490	150,710	24,646	(27,407)	1,970,480
Net income/(loss) attributable to VimpelCom	730,860	144,321	(2,962)	20,804	(54,633)	838,390
Expenditures for long-lived assets	207,639	79,931	43,614	15,142	45,090	391,416

Nine months ended September 30, 2008:

	Russia Mobile	Russia Fixed line	CIS Mobile	CIS Fixed line	Other	Total
Net operating revenues from external customers	$5,535,926	911,026	946,861	167,784	—	$7,561,597
Intersegment revenues	39,289	79,744	14,060	31,950	—	165,043
Depreciation and amortization	926,418	152,576	264,175	64,732	101	1,408,002
Operating income	2,105,755	82,599	126,864	17,520	(4,860)	2,327,878
Net income/(loss) attributable to VimpelCom	1,356,775	(32,288)	12,700	8,654	(5,779)	1,340,062
Expenditures for long-lived assets	874,299	260,495	495,431	76,226	8,854	1,715,306

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

9. Segment Information (continued)

Information about total assets of each reporting segment as of September 30, 2009 and December 31, 2008 is as follows:

	September 30, 2009	December 31, 2008
Russia Mobile	$9,076,882	$8,284,753
Russia Fixed	4,101,083	4,088,643
CIS Mobile	2,865,644	3,061,215
CIS Fixed	503,652	781,917
Other	550,584	543,081

Total assets for reportable segments	$17,097,845	$16,759,608

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Assets	September 30, 2009	December 31, 2008
Total assets for reportable segments	$17,097,845	$16,759,608
Elimination of intercompany balances	(1,528,296)	(1,034,455)

Total consolidated assets	$15,569,549	$15,725,153

VimpelCom’s revenues, for nine-month periods ended September 30, 2009, from external customers amounted to US$5,434,535 in Russia and US$481,707 in Kazakhstan, respectively, and long-lived assets, as of September 30, 2009, amounted to US$5,399,718 and US$714,802, respectively.

10. Commitments, Contingencies and Uncertainties

The economies of the countries in which VimpelCom operates continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of these countries will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The ongoing global financial crisis has resulted in capital markets instability, significant deterioration of liquidity in the banking sector, and tighter credit conditions within Russia as well as ruble depreciation. While the Russian Government has introduced a range of stabilization measures aimed at providing liquidity and supporting debt refinancing for Russian banks and companies, there continues to be uncertainty regarding the access to capital and cost of capital for Russian companies. The crisis may also damage purchasing power of VimpelCom’s customers mainly in the business sector and thus lead to decline in revenue streams and cash generation.

While management believes it is taking appropriate measures to support the sustainability of the VimpelCom’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Company’s results and financial position in a manner not currently determinable.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Commitments, Contingencies and Uncertainties (continued)

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in the countries in which VimpelCom operates including the application of existing and future legislation and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in such countries.

Telecom Licenses Capital Commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM-900/1800 licenses that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region have been reissued and under the new terms expire on April 28, 2013. The GSM-900/1800 licenses that cover the Northwest region, Urals and part of Far East region expire in 2011 – 2012 (the GSM-900/1800 license for Irkutsk region, excluding Ust-Ordynskiy Buryatskiy Autonomous Region, expires in 2011).

In April 2007, VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation that expires on May 21, 2017. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license. To date all of these conditions have been fulfilled according to the indicated terms and schedule.

Limited Liability Partnership “KaR-Tel” (“KaR-Tel”) owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. In July 2008, the GSM-900 license was amended with the permission for KaR-Tel to render services in GSM-1800 standard and with the related commitment to cover cities with population of more than 1000 people by December 31, 2012.

In April 2009, the National Commission on Regulation of Telecommunication of Ukraine has amended its regulation establishing so-called “license terms” applicable to all mobile telecommunication network operators licensed in Ukraine. Under the amendments, Ukrainian mobile telecommunication network operators are obliged to ensure radiofrequency coverage of 90% of cities within one year from the date of issue of respective mobile telecommunication services license, and 80% of all other settlements and major highways – within two years from the same date. In case respective license allows rendering mobile telecommunication services in several regions, each of these requirements shall be fulfilled in each region with an interval of not more than two months. These new capital commitments apply to Closed Joint Stock Company “Ukrainian Radio Systems” (CJSC “URS”) and “Golden Telecom” Limited Liability Company (“GT LLC”), VimpelCom’s indirect Ukrainian subsidiaries, both of which are licensed to provide mobile telecommunications services in Ukraine. The commitments should be fully complied with in all regions licensed for use of radiofrequency corresponding to GSM 900/1800 standard as follows: CJSC URS – by August, 2015 and GT LLC – by October 2014.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Commitments, Contingencies and Uncertainties (continued)

Taxation

The taxation systems in the countries in which VimpelCom operates are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in previous periods as well as in 2009 which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On June 30, 2008, the Company received a final decision of the Russian tax inspectorate’s audit of VimpelCom’s tax filings for financial years 2005 and 2006. According to the final decision, VimpelCom owed an additional RUR1,251 million in taxes (including RUR49 million in fines and penalties), which is approximately US$41,572 (including US$1,628 in fines and penalties) at the exchange rate as of September 30,2009. VimpelCom challenged the tax inspectorate’s final decision and has so far prevailed in court with respect to RUR1,179 million of taxes (including RUR48 million in fines and penalties), wich is approximately US$39,180 (including US$1,595 in fines and penalties) at the exchange rate as of September 30,2009. The tax inspectorate cannot appeal the court decisions. The remaining part of the tax authorites’ claims in the amount of RUR72 million (including RUR1 million in fines and penalties), which is approximately US$2,392 (including US$33 in fines and penalties) at the exchange rate as of September 30,2009, are still being challenged in court.

On April 30, 2009, the Company’s subsidiary – Sovintel – received a final decision of the Russian tax inspectorate’s audit of its tax filings for financial years 2006 and 2007. According to the final decision, Sovintel owes an additional RUR324 million in taxes (including RUR36 million in fines and penalties), which is approximately US$10,767 (including US$1,196 in fines and penalties) at the exchange rate as of September 30,2009. Sovintel disagrees with the tax inspectorate’s decision and has filed a lawsuit in the Russian Arbitration courts. The court of the first instance has already rejected the tax authorities’ claims in the amount of RUR217 million (including RUR29 million in fines and penalties), which is approximately US$7,211 (including US$964 in fines and penalties) at the exchange rate as of September 30,2009, however, it supported the tax authorities’ claims in the amount of RUR107 million (including RUR7 million in fines and penalties), which is approximately US$3,556 (including US$232 in fines and penalties) at the exchange rate as of September 30,2009. Sovintel will challenge in the appeals courts that part of the court decision which supported the tax authorities’ claims. No amounts have been accrued in these financial statements in relation to this claim.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies (the “Fund”), in the amount of approximately US$5,080,761 at the exchange rate as of September 30, 2009 (stated as approximately Turkish lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Commitments, Contingencies and Uncertainties (continued)

On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order and requesting the Turkish court to cancel the order and stay of execution proceedings in Turkey. The petition was assigned to the 4th Administrative Court in Turkey, and it should be reviewed pursuant to applicable law.

On June 1, 2006, KaR-Tel received formal notice of the 4th Administrative Court’s ruling that the stay of execution request was denied. KaR-Tel’s Turkish counsel has advised KaR-Tel that the stay request is being adjudicated separately from the petition to cancel the order. KaR-Tel submitted an appeal of the ruling with respect to the stay application.

On June 1, 2006, KaR-Tel also received the Fund’s response to its petition to cancel the order. In its response, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately Turkish lira 7.55 quadrillion (prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005) in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition claims that the Uzan group of companies includes KaR-Tel, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S. Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S are Turkish companies that owned an aggregate 60% of the equity interests in KaR-Tel until their interests were redeemed by KaR-Tel in November 2003 in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan. In July 2006, KaR-Tel submitted its response, dated June 30, 2006, to the Fund’s response via the Kazakh Ministry of Justice, to be forwarded to the 4th Administrative Court of Istanbul. In its response, KaR-Tel denied in material part the factual and legal assertions made by the Fund in support of the order to pay.

On December 11, 2008, KaR-Tel received a Decision of Territorial Court of Istanbul dated December 12, 2007, wherein the Court rejected KaR-Tel’s appeal with respect to the stay of execution request. On December 11, 2008, KaR-Tel also received a response from the Fund to KaR-Tel’s court filing in July 2006. The Turkish court presiding over the case may issue a decision on the basis of the parties’ filings.

On October 20, 2009 KaR-Tel filed with Sisli 5 th Court of the First Instance in Istanbul a claim to recognize in the Republic of Turkey the decision of the Almaty City Court of the Republic of Kazakhstan dated June 6, 2003 regarding, among other things, compulsory redemption of equity interests in KaR-Tel owned by Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., which was confirmed by the Civil Panel of the Supreme Court of the Republic of Kazakhstan on June 23, 2003, as amended by the resolution of the Review Panel of the Supreme Court of the Republic of Kazakhstan dated October 30, 2003. On October 20, 2009, KaR-Tel also filed with the 4th Administrative Court of Istanbul a petition asking the Court to treat the recognition of the Kazakhstan court decision as a precedential issue and to stay the proceedings in relation to the order to pay.

KaR-Tel continues to believe that the Fund’s claim is without merit, and KaR-Tel will take whatever further actions it deems necessary and appropriate to protect itself against the Fund’s claim.

Other Litigations

On April 15, 2008, VimpelCom received a copy of a purported claim filed with the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of VimpelCom’s ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo, Avenue Limited,

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Commitments, Contingencies and Uncertainties (continued)

Janow Properties Limited, Santel Limited, Telenor East Invest AS (“Telenor”) and OJSC CT-Mobile. Both VimpelCom and several of its current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to VimpelCom of US$3,798,000 in alleged damages caused to VimpelCom by the actions of the defendants with regard to its entrance into the Ukrainian telecommunications market. Among other things, the claimant alleged that Alfa and Telenor prevented VimpelCom from acquiring Kyivstar and that Telenor, acting through the directors on its board nominated by Telenor, caused a delay in VimpelCom’s acquisition of URS, which caused damages to VimpelCom. The court rejected the claimant’s motion to arrest the shares in VimpelCom owned by Eco Telecom and Telenor to secure the claim. On August 16, 2008, the court of first instance sustained the claim in part and held Telenor liable for US$2,824,000 of damages. Telenor appealed this decision and on December 29, 2008 the Court of Appeals vacated the lower court’s ruling and remanded it for a new hearing at a different court of first instance. On February 20, 2009, the court of first instance sustained the claim in part and found Telenor liable for US$1,728,000 in damages. Telenor is appealing this decision. Subsequent to the court ruling, a court bailiff arrested 15,300,000 of VimpelCom’s ordinary shares owned by Telenor. The Company understands that these shares can, under certain circumstances, be sold by the court bailiff to satisfy the court judgment. The court bailiff may also transfer the shares to VimpelCom to the extent that they cannot be sold to satisfy the court judgment within a certain period of time. Telenor has applied for a stay of enforcement proceedings but the court denied the application. Telenor has publicly stated that it is appealing this decision. If a stay of enforcement is granted, it would freeze the sale of the arrested shares. On April 3, 2009, Telenor publicly disclosed that it had officially been served with a claim to pay US$1,728,000 to VimpelCom and that it had five days to pay the sum voluntarily. VimpelCom received a letter from Telenor, dated March 31, 2009, addressed to its former CEO, relating to the Farimex Case.

In the letter, Telenor alleges that in connection with the Farimex Case there have been gross violations of Telenor’s procedural and substantive rights, and states, among other things, that they expect that VimpelCom would publicly denounce the Farimex Case and publicly state that it will have nothing to do with the case or any proceeds from the Farimex Case. Telenor also stated in the letter that if for any reason VimpelCom accepts, whether actively or through its own inaction, the payment of proceeds of enforcement of the Farimex Case, Telenor will not hesitate to pursue whatever remedies against VimpelCom (and, if appropriate, any of its management involved, personally) as may be available to Telenor in the United States and Europe, or before any transnational courts or agencies. On April 3, 2009, VimpelCom responded to Telenor’s letter and stated, among other things, that if and when VimpelCom is faced with a decision respecting the outcome or implications of the Farimex Case, it, of course, will act in accordance with all applicable laws, rules and regulations and in the best interests of VimpelCom’s shareholders and will protect its reputation and will defend VimpelCom and its officers and directors against actions taken against it or them. As of the date hereof, the Company is not aware of any pending legal action against it in connection with this matter.

In April 2009, for the purpose of control over VAT payments, the tax authorities requested that the Company provide the details of the Court decision as of March 2, 2009, concerning the reimbursement of losses from Telenor in favor of VimpelCom. Taking into consideration that the amount of the judgment is not related to the Company’s ordinary business obligations for goods or services, management believes that the amount is not subject to tax.

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

10. Commitments, Contingencies and Uncertainties (continued)

On March 11, 2009, a cassational appeal was filed on behalf of Telenor. The cassational appeal was initially scheduled to be heard for May 26, 2009, but the hearing was postponed until March 24, 2010.

Telenor continues to seek relief in various Russian courts challenging the original decision on substantive and procedural grounds as well as the various steps taken by the bailiff to collect on the judgement. The Company is not actively participating in any of these proceedings.

At this stage, the Company does not know what, if any, further actions it will take or will be required to take regarding this matter and cannot predict what, if any, impact this matter may have on VimpelCom’s strategic shareholders, named board members or the Company. No amounts have been accrued in these financial statements in relation to this claim.

Other Commitments

On August 13, 2008, the Company entered into an agreement with Apple Sales International (“Apple”) to purchase 1.5 million IPhone handsets under the quarterly purchase installments over a two year period beginning with commercial launch in the fourth quarter 2008. In 2008, the Company made 12% of its total purchase installment contemplated by the agreement. In November and December 2009 VimpelCom purchased additional iPhones in an amount equal to 0.5% of its total purchase installments contemplated by the agreement.

11. Subsequent Events

The Company evaluated subsequent events up to February 8, 2010, the date VimpelCom’s Financial Statements were issued.

On October 5, 2009, VimpelCom’s two major shareholders, Altimo and Telenor, signed an agreement pursuant to which an exchange offer for the shares and ADSs of VimpelCom will be made. Under the terms of the agreement, if the exchange offer is successfully completed it will combine ownership of VimpelCom and Kyivstar under a new company, VimpelCom Ltd., to be listed on the New York Stock Exchange. The commencement and completion of the exchange offer is subject to the satisfaction or waiver of certain conditions.

In October 2009, VimpelCom completed the partial repurchase of an aggregate principal amount of US$115,236 of its US$300,000 8.375% Loan Participation Notes due 2011 issued by, but without recourse to, UBS (Luxembourg) S.A. for the sole purpose of funding a loan totaling US$300,000 to the Company (the “2011 Notes”) and an aggregate principal amount of US$199,353 of its US$1,000,000 8.375% Loan Participation Notes due 2013 issued by, but with limited recourse to, VIP Finance Ireland Limited for the sole purpose of funding a loan totaling US$1,000,000 to the Company (the “2013 Notes”). The 2013 Notes were paid on October 14, 2009 with the 4.75% premium of the notes’ nominal value. The 2011 Notes were paid on October 22, 2009 with the 6.625% premium of the notes’ nominal value. The payments for all repurchased notes also included accrued interest. These principal amounts were included in short-term debt as of September 30, 2009 in these financial statements.

In September 2009, Sotelco Ltd. signed a loan agreement with China Construction Bank (“CCB”) in the amount of US$18,800. The facility is guaranteed by Sinosure export credit agency and covered by the Guarantee from VimpelCom. On December 21, 2009, Sotelco Ltd. made a drawdown of the full amount under this loan

Open Joint Stock Company “Vimpel-Communications”

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

11. Subsequent Events (continued)

agreement. The facility is to finance equipment provided to Sotelco Ltd. by Huawei. The principal amount will be repaid in 10 equal semi-annual payments starting from December 2011. The Facility is bearing interest at a rate equal to 6-month LIBOR+2.1% per annum. The maturity date of the loan is June 2016.

On December 17, 2009 the Extraordinary General Meeting of Shareholders of the Company approved an interim dividend payment based on the operating results for the nine months ended September 30, 2009 in the amount of RUR190.13 per common share of VimpelCom common stock (the equivalent to US$0.31 per ADS at the exchange rate as of December 17, 2009), amounting to a total of approximately RUR9.75 billion (the equivalent to US$322,873 at the exchange rate as of December 17, 2009), to be payable within 60 days of the approval. In accordance with Russian tax legislation, VimpelCom is required to withhold a tax of up to 15% on dividend payments.

On November 30, 2009, KaR-Tel made early repayments of the aggregate principal amount of certain debt of US$159,153 and related interest in the amount of US$1,950. These amounts included all amounts owed under KaR-Tel’s loan agreements with the EBRD and Bayerische Hypo und Vereinsbank AG and under a loan agreement dated June 19, 2007 with Citibank International. Because of early repayments, these amounts were included in short-term debt as of September 30, 2009 in our unaudited condensed consolidated financial statements for the nine-month period ended September 30,2009.

On December 11, 2009, VimpelCom made a drawdown of the second tranche in the amount of US$40,947 under the loan agreement dated March 24, 2009 originally signed with HVB as the Lender and then as the Paying agent and amended on May 22, 2009. On December 15, 2009, the agreement was further amended to extend the availability period of the second tranche until June 1, 2010.

On December 30, 2009, VimpelCom increased its ownership interest in LLC Golden Telecom, a consolidated Ukrainian subsidiary of VimpelCom, from 80% to 100% by acquiring the 20% ownership interest it did not already own for a total cash consideration of US$18,200.

On January 12, 2010, LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom, determined the interest rate for the fourth and subsequent payment periods at 9.25% per annum related to its Russian ruble-denominated bonds in an aggregate principal amount of RUR10,000 million (US$427,749 at exchange rate as of July 25, 2008) issued on July 25, 2008. Bonds holders had the right to sell their bonds to VimpelCom-Invest until January 22, 2010 in accordance with the original terms of the bonds. VimpelCom-Invest repurchased an aggregate principal amount of RUR6,059 million (or approximately US$202,792 at the exchange rate as of February 4, 2010) from bond holders who exercised their right to sell the bonds. As of February 5, 2010, VimpelCom-Invest sold on the market repurchased bonds in an aggregate principal amount of RUR1,130 million (or approximately US$37,821 at the exchange rate as of February 4, 2010).